Brookfield Asset Management	Q2 INTERIM REPORT TO SHAREHOLDERS
FOR THE SIX MONTHS ENDED JUNE 30, 2006
www.brookfield.com NYSE/TSX: BAM

	Three months ended June 30		Six months ended June 30
US$ MILLIONS	2006	2005	2006	2005

Net Income	$135	$610	$314	$775
— per share [1]	$0.31	$1.51	$0.74	$1.90
Cash flow from operations	$267	$215	$574	$370
— per share [1]	$0.64	$0.52	$1.39	$0.89

[1]	Adjusted to reflect three-for-two stock split
Fellow Shareholders:
We advanced many of our strategic objectives in the second quarter. This included the formation of a number of new specialty funds, most notably, a U.S. Core Plus Office Fund for the acquisition of Trizec and a Specialty Infrastructure Fund to acquire a transmission system in Chile. Overall, we added approximately $10 billion to our assets under management. The Board also approved a three-for-two stock split and a 50% dividend increase. Our financial results were above expectations with strong performance in most of our operations and we continued to deploy excess capital at what we believe to be favourable long-term returns.
Financial Results
Cash flow from operations for the quarter was $267 million or $0.64 per share, a 23% increase over the $215 million ($0.52 per share) reported in the same quarter last year. Net income for the quarter was $135 million. This is not comparable to the $610 million of net income recorded in the same period last year, as 2005 included $508 million of after-tax gains and equity earnings from an investment which was sold.
Property
Our office portfolio in North America continues to benefit from the strength of the economy and the corresponding increase in occupancy and rental rates across virtually all of our markets. During the quarter, we leased over 1 million sq. ft. This increased occupancy to close to 95% and brings our year to date leasing to 2 million sq. ft., representing three times our contractual expiries.
Midtown Manhattan and Calgary, two of our largest markets, experienced substantial rent increases in the last six months. Rents in Calgary have nearly doubled over the past year with our top space in Calgary now commanding gross rents in the $50 per sq. ft. range. In Midtown Manhattan, gross rental rates have increased to over $100 per sq. ft. With vacancies below 8%, leasing activity is also picking up at a rapid pace in Downtown Manhattan, a positive development for our properties in this market.
The dynamics of the London market are similar to those in North America, with increasing occupancies and rental rates, fuelled by the economy and the expansion of the financial services sector. This strong demand, together with the recent announcement of REIT legislation in the U.K., has increased the trading values of U.K. properties. Within this positive environment, Canary Wharf announced the construction of one new property and the leasing of close to 0.5 million sq. ft. of space to a number of high quality tenants.
We signed agreements with a partner to acquire a portfolio of 61 office properties in the U.S., totalling 36 million sq. ft. We expect that after the sale of non-core properties, our ownership interest will be concentrated in approximately 20 million sq. ft. of properties located in the core downtown office markets of New York, Washington, D.C., Los Angeles and Houston. These properties complement our existing portfolio of office properties in the U.S.
We further expanded our Washington property portfolio with the purchase of two office properties for $230 million. Located in the submarket of Arlington, these properties are 100% leased to the U.S. government through to 2014. On the disposition front, we sold eight smaller Western Canadian office properties totalling nearly 1 million sq. ft., which were originally part of a large portfolio we acquired in the fourth quarter of 2005.

We launched the development of a 265,000 sq. ft., 15-story building adjacent to our Bankers Hall complex in Calgary. This project is 87% pre-leased and will add to our presence in the Calgary market. Subsequent to quarter end, we also launched the development of the 1.2 million sq. ft. Bay Adelaide Center West office property in downtown Toronto. The development of this office tower, with occupancy expected in 2009, represents Phase 1 of a 2.6 million sq. ft. mixed use project which will include office, retail, condominium and hotel uses.
Our residential property operations contributed $117 million of cash flows for the quarter, prior to unallocated costs, exceeding plan, in large part due to the strength of the markets in Western Canada. Demand for housing in Alberta continues to outpace supply, fuelled primarily by the oil and gas industry. Shortages of materials and labour have created an inflationary housing environment with significant price increases, and as a result, higher margins on our lot sales. The housing market in Brazil, where we are focused on building residential condominiums, is also strong as a result of an improving economy and lower interest rates. In our U.S. residential housing operation, the markets have slowed with buyers taking a wait and see attitude. We have positioned this business to ride out a deteriorating housing market and hopefully capitalize on opportunities which may arise.
We closed the funding for our Real Estate Opportunity Fund, with five North American and European institutional investors. On the acquisition front, we acquired $100 million of properties, increasing our invested assets to $600 million, and we continue to focus on other opportunities to grow this business.
Power Generation
Our power operations generated increased cash flows in the second quarter, despite a lower price environment. The lower price environment resulted in large part from high natural gas storage levels caused by the warm weather in the winter of early 2006. We achieved cash flows of $156 million in the second quarter, an increase of $41 million over the same period last year. This performance was the result of increased production from existing and acquired facilities, as well as higher ancillary revenues, a stronger Canadian dollar and other value enhancing initiatives.
Our generation increased 16% over the second quarter of 2005 to 3,380 gigawatt hours, as a result of above average hydrology in New York, New England and Quebec, a return to normal conditions in Ontario, and the contribution of generation from our new facilities. The quarter over quarter decline in prices was largely mitigated by short-term forward sale contracts.
We completed the acquisition of two hydroelectric generating stations in Maine totalling 40 megawatts of capacity. These facilities are on a river where we operate eight other hydroelectric generating plants, and are easily integrated into the rest of our operations.
Our wind project in Northern Ontario is progressing towards completion with the delivery and erection of the first 50 wind turbines and substantial completion of the major roads and electrical connecting systems. The facilities are expected to be fully operational by the Spring of 2007. This project will have 126 wind turbines with 189 megawatts of aggregate generating capacity which will be sold under a long term contract with the Ontario Power Authority.
Prices during the recent quarter were lower than last year, but have strengthened recently due to the hot weather, and we do expect a return to higher prices for 2007 and onward. In the interim, our practice of locking in prices for a meaningful portion of our future production protected us from the lower prices. Given the significant flexibility in production, above average water levels in our reservoirs, and our contract profile, we are confident of achieving our financial and operating objectives for 2006.
Timberlands
Our timber operations met our operating and financial plans for the first six months of the year, despite the strong Canadian dollar and weak seasonal lumber markets. These operations contributed cash flows of $23 million in the second quarter, bringing year to date cash flows to $62 million. We continue to successfully integrate the newly formed Acadian Timber Income Fund into our timber management platform and to streamline costs in our Island Timberlands Fund, which was established last year. The private ownership of these assets allows increased harvest flexibility and access to higher priced export markets.
2      Brookfield Asset Management   |   Q2 / 2006 Interim Report

We are also continuing to pursue further acquisition opportunities in North America and Brazil, although recent transaction prices continue to be completed at higher values than our return thresholds.
Transmission Infrastructure
Our transmission infrastructure operations contributed operating cash flows of $7 million in the second quarter, slightly ahead of the results in the same period last year. We substantially completed a capital upgrade to our Ontario operations which increased our rate base by approximately $75 million.
We substantially expanded these operations in the second quarter by acquiring a $2.5 billion transmission infrastructure system in Chile. The system forms the backbone of the Chilean electricity system with over 8,000 kilometres of transmission lines. Acquired in a Transmission Fund with three institutional investors, these assets began contributing to operations at the start of the third quarter. Longer term, given the strength of the Chilean economy, we believe we will have opportunities to add to the existing transmission lines with capital upgrades and expansions targeted.
Specialty Funds
Our Bridge Lending Fund was active during the quarter. We closed approximately $700 million of transactions, including loan commitments to three entities, largely backed by property assets. We have also arranged over $500 million of further commitments which will close in the third quarter.
Our U.S. Real Estate Finance Fund arranged over $300 million of loans. Despite tightening credit markets, we continue to work with borrowers to solve their capital needs, and have been able to source a number of new investment opportunities for this fund.
Our Tricap Restructuring Fund currently has $380 million invested, including a 37% equity interest in Stelco, which recently emerged from bankruptcy with a new management team, labour agreements and a strategy for growth. Tricap also owns a 70% equity interest in Western Forest Products, which merged this quarter with Cascadia to create a stronger, coastal lumber producer capable of competing in the global softwood markets.
Our Fixed Income and Real Estate Securities Group continue to provide strong returns for our clients. During the quarter, we increased assets under management by $2 billion. These included managed accounts for institutions and high net worth individuals, as well as a new closed end institutional fund.
OUTLOOK
We remain focused on executing our strategic growth plan. This includes expanding our asset management platform and capabilities to fund infrastructure acquisitions, acquiring attractive assets to add to our existing property, power, timber and transmission infrastructure operations, and enhancing our return on capital of each of our operations.
We believe that the implementation of this growth strategy will generate increased returns to shareholders, but as always caution investors that acquiring and building new businesses takes time and is never without its challenges.
Thank you for your continued support.
J. Bruce Flatt
Managing Partner and Chief Executive Officer
August 3, 2006
Brookfield Asset Management   |   Q2 / 2006 Interim Report      3

Management’s Discussion and Analysis of Financial Results
OVERVIEW
This section of our interim report presents management’s discussion and analysis of our financial results (“MD&A”) and is followed by our consolidated financial statements for the most recent period. The MD&A is intended to provide you with an assessment of our performance during the first two quarters of 2006 and the comparable period in the prior year, as well as our financial position and future prospects. The discussion and analysis of our financial results is organized to illustrate how our capital is invested in terms of assets under management, to show which assets are beneficially owned by us, to present the net capital invested by us in each of our operations, and to show you the operating cash flow that is produced from our invested capital and our fee generating activities.
Our financial results are determined in accordance with Canadian generally accepted accounting principles (“GAAP”). The basis of presentation in the MD&A differs from GAAP in that it is organized by business unit and utilizes operating cash flow as an important measure. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation between the basis of presentation in this section and our consolidated financial statements in the Consolidated Financial Analysis section, and we specifically reconcile operating cash flow and net income on pages 5 and 25.
The information in this section should be read in conjunction with our unaudited financial statements, which are included on pages 33 through 39 of this report, and the MD&A and consolidated financial statements contained in our most recent annual report. Additional information is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com. Unless the context indicates otherwise, references in this section of the interim report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries. All figures are presented in U.S. dollars, unless otherwise noted.
Summary of Operating Results
The following is a summary of our financial position and operating results:

						Three Months Ended				Six Months Ended
	Assets Under	Invested Capital [2]				Operating Cash Flow[3]				Operating Cash Flow[3]
	Management [1]	Total		Net		Total		Net		Total		Net
AS AT, FOR THE THREE AND SIX MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30		June 30		June 30
MILLIONS, EXCEPT PER SHARE AMOUNTS	2006	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Fees earned						$69	$58	$69	$58	$123	$106	$123	$106
Operating assets
Property	$16,207	$12,459	$11,859	$4,669	$4,181	337	257	192	139	619	479	362	265
Power	5,234	5,234	4,752	1,491	1,197	156	115	81	61	356	249	212	129
Timberlands	1,227	1,227	1,057	318	304	23	14	7	9	62	18	37	13
Transmission infrastructure	2,923	2,923	156	374	42	7	6	6	5	14	12	11	10
Specialty investment funds	24,362	1,457	499	888	499	29	13	24	13	68	26	63	26
Investments	3,264	3,264	3,386	1,156	1,293	38	69	10	52	46	95	9	69
Cash and financial assets	1,594	1,594	2,558	1,123	2,130	97	89	93	85	184	154	179	146
Other assets	1,889	1,889	1,791	1,889	1,791	—	—	—	—	—	—	—	—

	$56,700	30,047	26,058	11,908	11,437	756	621	482	422	1,472	1,139	996	764
Corporate debt / interest		(1,780)	(1,620)	(1,780)	(1,620)	(32)	(32)	(32)	(32)	(62)	(61)	(62)	(61)
Property specific mortgages / interest		(10,508)	(8,756)	—	—	(143)	(127)	—	—	(286)	(241)	—	—
Subsidiary borrowings / interest		(3,188)	(2,510)	(647)	(605)	(51)	(54)	(15)	(18)	(78)	(88)	(33)	(36)
Other liabilities / operating expenses		(5,126)	(4,561)	(1,389)	(1,386)	(121)	(93)	(83)	(72)	(206)	(174)	(149)	(135)
Capital securities / interest		(1,651)	(1,598)	(1,651)	(1,598)	(24)	(22)	(24)	(22)	(48)	(44)	(48)	(44)
Non-controlling interests in net assets		(2,558)	(1,984)	(1,205)	(1,199)	(118)	(78)	(61)	(63)	(218)	(161)	(130)	(118)

Net assets/operating cash flow		5,236	5,029	5,236	5,029	267	215	267	215	574	370	574	370
Preferred equity/distributions		(515)	(515)	(515)	(515)	(10)	(9)	(10)	(9)	(20)	(17)	(20)	(17)

Common equity/operating cash flow		$4,721	$4,514	$4,721	$4,514	$257	$206	$257	$206	$554	$353	$554	$353

Per share [4]		$12.46	$11.81	$12.46	$11.81	$0.64	$0.52	$0.64	$0.52	$1.39	$0.89	$1.39	$0.89

1	Represents the book value of our invested capital and assets managed on behalf of others, including capital committed or pledged by Brookfield and co-investors

2	Brookfield’s invested capital, at book value

3	Brookfield’s share of operating cash flows

4	Adjusted to reflect three-for-two stock split
4      Brookfield Asset Management   |   Q2 / 2006 Interim Report

Operating Cash Flow
We define operating cash flow as net income prior to items such as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations. Operating cash flow also includes dividends from our principal equity and cost accounted investments that would not otherwise be included in net income under GAAP, and excludes any equity accounted income from such investments. Operating cash flow is a non-GAAP measure, and may differ from definitions of operating cash flow used by other companies.
Operating cash flow for the quarter increased to $0.64 per share, compared with $0.52 per share during the same quarter last year, representing a 23% increase. Total operating cash flow prior to preferred share dividends was $267 million, which was $52 million higher than the $215 million generated in the second quarter of 2005.
The most significant contributor to the increase in operating cash flow was our power operations which produced $156 million in total operating cash flow during the quarter, an increase of $41 million over the same quarter of 2005. The increase is due largely to increased water flows and the contribution from facilities acquired during the last twelve months. Property operations increased as a result of disposition gains and higher residential property margins.
Timberlands contributed $23 million of total operating cash flow, reflecting the acquisition of west coast timberlands by our Island Timberlands Fund and the formation of the Acadian Timber Income Fund, seeded with eastern North American timberlands owned by ourselves and Fraser Papers. Specialty investment funds reported a substantial increase in net operating cash flow as a result of an increased level of business activity as well as the monetization of an investment position. Finally, investment and other income benefitted from the higher level of invested assets following the sale of a major resource investment in 2005.
We discuss our operating results in more detail within the Operations Review starting on page 6.
Net Income
We reported net income of $135 million for the second quarter of 2006, representing $0.31 per share compared with $1.51 per share, for the comparable quarter during 2005. The following table reconciles operating cash flow and net income:

	Three Months Ended		Six Months Ended
PERIODS ENDED JUNE 30 (MILLIONS)	2006	2005	2006	2005

Operating cash flow and gains	$267	$215	$574	$370
Less: dividends from Falconbridge and Norbord	51	60	56	76

	216	155	518	294

Non-cash items, net of non-controlling interests
Equity accounted income (loss) from investments	3	73	(19)	176
Gain on disposition of Falconbridge, net of tax	—	463	—	463
Depreciation and amortization	(79)	(72)	(161)	(131)
Future income taxes and other provisions	(5)	(9)	(24)	(27)

Net income	$135	$610	$314	$775

The decrease in net income reflects the strong increase in cash flow from operations, offset in part by a decline in our share of the net income recorded by our major equity accounted resource investments following the monetization of our equity accounted investment in Falconbridge during 2005 as well as the sizeable gain recorded in respect of that investment during 2005. Depreciation and amortization increased in 2006 due to the acquisition of additional property, power and timberland assets.
The principal components of net income are discussed further beginning on page 25.
Financial Position
We define total invested capital as the total assets beneficially owned by us, in each of our operations. We define net invested capital as the total assets beneficially owned by us, net of items such as property specific and subsidiary borrowings, other liabilities and non-controlling interests that are directly related to each operation. Total and net invested capital are non-GAAP measures, and may differ from definitions used by other companies.
Brookfield Asset Management   |   Q2 / 2006 Interim Report      5

Total assets increased to $30.0 billion at June 30, 2006 from $26.9 billion at March 31, 2006. During the second quarter, we acquired a major electrical transmission business in Chile in partnership with several major institutional investors, acquired additional power assets and increased the capital deployed in specialty funds.
The book value of shareholders’ equity increased by $58 million, reflecting earnings during the quarter less shareholder distributions. The market capitalization of our common equity was $15.7 billion at quarter end, up from $13.0 billion at the end of 2005.
OPERATIONS REVIEW
Fees Earned
Fee income totalled $69 million during the second quarter of 2006, compared with $58 million for the same period in 2005. Fee income on a year to date basis was $123 million, an increase of 16% over the same period last year.

	Three Months Ended		Six Months Ended
PERIODS ENDED JUNE 30 (MILLIONS)	2006	2005	2006	2005

Asset management	$16	$15	$40	$26
Property services	47	38	75	71
Investment	6	5	8	9

	$69	$58	$123	$106

The increasing contributions from fees enhance our return on capital because in most cases these fees either do not require an outlay of capital or are in addition to the existing investment. Our expansion of these activities will result in an increasing level of fees which, over time, should provide a very meaningful and stable component of our overall operating cash flows.
Asset management fees typically include a stable base fee for providing regular ongoing services based on the level of assets under management as well as performance fees and carried interests that are earned when the performance of a fund exceeds certain predetermined benchmarks. Base management fees on established funds are approximately $60 million on an annual basis compared with an annualized rate of $55 million at the end of 2005. We also earn transaction fees for investment and financing activities conducted on behalf of our funds and other clients. These fees continue to be relatively modest in the current period as most of our funds are less than three years old. Furthermore, performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle, and are therefore not fully reflected in these results.
The following table summarizes asset management fees for the first six months of 2006 and 2005:

	Three Months Ended		Six Months Ended
PERIODS ENDED JUNE 30 (MILLIONS)	2006	2005	2006	2005

Base management fees	$12	$10	$26	$20
Transaction fees	—	5	9	6
Performance fees	4	—	5	—

Total asset management fees	$16	$15	$40	$26

Base management fees increased with the higher level of assets under management relative to the second quarter of 2005. Transaction fees were higher during the previous quarter due to the conclusion of several initiatives and performance fees during the quarter were earned as a result of disposition gains in the first and second quarter of 2006.
Property services include property and facilities management, leasing and project management, as well as investment banking advisory, and a range of residential real estate services, and increased due to a higher level of activity during the quarter.
Investment fees are earned in respect of financing activities and include commitment fees, work fees and exit fees. These fees are amortized to income over the life span of the relative investment as appropriate and represent an important return from our investment activities.
Operating expenses associated with these activities are included in Asset Management and Other Operating Costs.
6      Brookfield Asset Management   |   Q2 / 2006 Interim Report

Property Operations
We conduct a wide range of property operations in North America as well as in Europe and South America.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Core office properties	$12,496	$8,748	$8,360	$3,148	$2,875	$196	$168	$115	$92
Residential properties	2,040	2,040	2,033	393	245	117	81	63	43
Opportunity investments	582	582	468	147	147	11	2	6	2
Retail properties	265	265	270	157	186	13	6	8	2
Development properties	824	824	728	824	728	—	—	—	—

	$16,207	$12,459	$11,859	$4,669	$4,181	$337	$257	$192	$139

Operating cash flow from our property operations in 2006 increased over the comparable quarter in 2005, due principally to continued growth in profits generated by our home building operations and a disposition gain on the sale of office properties in Calgary. The total and net invested capital increased since year end due to the acquisition of core office properties and additional investment in residential operations.
Core Office Properties
We own and manage one of the highest quality core office portfolios, focused on major financial, energy and government centre cities.
Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets so as to build on the strength of our tenant relationships.
The following table summarizes our core office portfolio and related cash flows:

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management[1]	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

North America
New York, New York	$4,652	$3,883	$3,885	$3,883	$3,885	$86	$86
Boston, Massachusetts	683	348	325	348	325	8	8
Toronto, Ontario	3,105	1,532	1,400	1,532	1,400	33	23
Calgary, Alberta	1,275	561	570	561	570	18	14
Washington, D.C.	683	683	395	683	395	13	9
Ottawa, Ontario	384	101	100	101	100	4	—
Denver, Colorado	267	267	344	267	344	6	7
Minneapolis, Minnesota	426	426	429	426	429	4	6
Other North America	189	115	114	115	114	—	4

Total North America	11,664	7,916	7,562	7,916	7,562	172	157	$172	$157
United Kingdom
Canary Wharf Group, plc	267	267	267	267	267	—	—	—	—
20 Canada Square	565	565	531	525	492	10	11	10	11

	12,496	8,748	8,360	8,708	8,321	182	168	182	168
Property disposition gains				—	—	14	—	14	—
Property specific mortgages / interest				(5,560)	(5,446)			(81)	(76)

Net investment / operating cash flow	$12,496	$8,748	$8,360	$3,148	$2,875	$196	$168	$115	$92

1	Includes the book value attributed to partial interests in properties managed by us that are owned by co-investors
Brookfield Asset Management   |   Q2 / 2006 Interim Report      7

Our North America portfolio consists of 58 commercial properties containing approximately 47 million square feet of rentable area, as well as 10 development sites with over 8 million square feet of potential developable area. Our proposal to acquire Trizec Properties, in partnership with Blackstone and a number of our institutional investment partners, should enable us to significantly expand our portfolio within current markets as well as Los Angeles and Houston. Our North American operations are conducted through our 51%-owned subsidiary, Brookfield Properties Corporation.
In London, U.K. we own an interest in 16 high quality commercial properties comprising 8.3 million square feet of rentable area and a further 5.7 million square feet of development density. The properties are located in the Canary Wharf Estate, one of the leading core office developments in Europe. We hold a direct 80% ownership interest in the 550,000 square foot 20 Canada Square property and hold an indirect interest in the balance of the portfolio through our 15% ownership interest in the Canary Wharf Group.
Operating Results
Total operating cash flow increased to $196 million during the second quarter 2006, compared to $168 million generated by the portfolio during the same period in 2005. The increase was due principally to new properties acquired in the last twelve months in Toronto, Calgary and Washington D.C., together with a $14 million gain on the sale of properties in Calgary. After deducting interest expense associated with property specific financings, the net operating cash flow was $115 million in the second quarter. Interest expense increased due in part to borrowings associated with the properties acquired in late 2005 and early 2006.
Portfolio Activity
During the quarter, we completed the sale of several properties in Calgary that had been part of a major portfolio acquired during 2005, resulting in a modest decrease in the book value of our portfolios. This followed the sale of a property in Denver in the first quarter. We continued the expansion of our Washington portfolio with the purchase of two additional properties during the quarter for $340 million.
Property specific debt, which is comprised principally of long-term fixed-rate mortgages secured by the underlying properties with no recourse to the Corporation, was largely unchanged over the quarter at $5.6 billion and the book value of the net capital deployed in core office properties increased modestly to $3.1 billion, reflecting acquisitions.
Occupancy Levels and Outlook
Our total portfolio occupancy rate at June 30, 2006 was 95%, representing a slight increase from year end 2005.
We leased 925,000 square feet in our North American portfolio during the quarter, bringing the year-to-date leasing to 1.9 million square feet. Leasing fundamentals have improved in most of our markets with continued strength in Calgary and New York where markets are tightening. Average net rents in our North American markets were $27 per square foot compared with an average in-place net rent in our portfolio of $24 per square foot, indicating that we should be able to maintain or increase net operating income as leases mature and are replaced, even if market rents do not increase.
Leasing fundamentals in London also continued to improve, with the result that occupancy rates in properties in which we have an interest continue to increase. Nearly 80% of the tenant rating profile is A+ or better. Our 20 Canada Square property continues to be 100% leased.
The positive leasing fundamentals and continued growth in our portfolios should provide for continued measured growth in net operating cash flow from this area of our business.
Residential Properties
We conduct residential property operations in the United States, Canada and Brazil. Our U.S. and Canadian operations are conducted through subsidiaries in which we hold a 53% and 51% interest, respectively.
8      Brookfield Asset Management | Q2 / 2006 Interim Report

The following table summarizes our invested capital and related cash flows:

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

United States	$1,227	$1,227	$1,335	$1,068	$1,063	$70	$53
Canada	300	300	166	300	166	32	22
Brazil	513	513	532	376	396	15	6

	2,040	2,040	2,033	1,744	1,625	117	81	$117	$81
Cash taxes				—	—			(27)	(20)
Borrowings / interest [1]				(1,199)	(1,238)			(6)	(3)
Non-controlling interests in net assets				(152)	(142)			(21)	(15)

Net investment / operating cash flow	$2,040	$2,040	$2,033	$393	$245	$117	$81	$63	$43

1	Portion of interest expressed through cost of sales
Operating cash flow increased on both a total and net basis principally as a result of strong growth in our Canadian operations and improved margins in our US operations. Total assets and net capital invested in the business was unchanged during the quarter due in part to our continued focus on optioning lots and acquiring land that is well advanced through the entitlement process, offsetting the normal seasonal increase. This is intended to minimize capital at risk, and the sale of lots to other builders on a bulk basis enables us to capture appreciation in values and recover capital.
United States
These operations are concentrated in four major supply constrained markets: San Francisco, Los Angeles and San Diego in California, and the Washington, D.C. area. In these operations, we own or control 30,000 lots through direct ownership, options and joint ventures. We focus on the mid- to upper-end of the home building market and rank as one of the twenty largest home builders in the United States.
We have experienced substantial growth in cash flows in each of our U.S. markets over the past three years, however recently we have seen a much anticipated levelling off of margins and volumes in these markets. Despite this, we continued to generate favorable housing results and have benefitted from the sale of lots during the first two quarters and the reduction in selling, general and administrative expenses, which was primarily from a reduction in stock compensation obligations.
We anticipate that home closings for the balance of 2006 will be lower than 2005, however we expect that the impact will be offset in part by increased bulk lot sales.
Canada
Our Canadian operations are concentrated in Calgary, Edmonton, Toronto and also Denver and Texas which are managed within these operations. We own approximately 47,000 lots in these operations of which approximately 4,500 were under development at June 30, 2006. We build and sell homes on our lots and we are a major supplier of lots to other homebuilders.
Operating cash flow in these operations increased significantly in 2006 as our Alberta operations benefitted from the continued expansion of activity in the oil and gas industry. Most of our land holdings were purchased in the mid-1990’s or earlier, and as a result have an embedded cost advantage today. This has led to particularly strong margins, although the high level of activity is creating some upward pressure on building costs and production delays. Nonetheless, unless the market environment changes, we expect a strong year in 2006.
Brazil
Our Brazilian operations, which are focussed on building residential condominiums, produced strong growth in operating cash flow due to increased margins and volumes. We own substantial density rights, included in development properties, that will provide the basis for continued growth.
Brookfield Asset Management | Q2 / 2006 Interim Report      9

Opportunity Investments
We established a dedicated team several years ago to invest in commercial properties other than core office. Our objective is to acquire properties which, through our management, leasing and capital investment expertise, can be enhanced to provide a superior return on capital.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Commercial properties	$582	$582	$468	$577	$458	$11	$2	$11	$2
Property specific mortgages / interest				(363)	(311)	—	—	(5)	—
Non-controlling interests in net assets				(67)	—	—	—	—	—

Net investment / operating cash flow	$582	$582	$468	$147	$147	$11	$2	$6	$2

Total assets are approaching $600 million, and include office portfolios in Washington, Toronto and Indianapolis, and a 3.3 million square foot industrial, showroom and commercial portfolio located across the United States. The scale of our overall operating platform in the property sector provides a substantial volume of potential investments for these operations and enables us to participate in a broad range of opportunities.
Opportunity investments tend to be more dynamic and typically have strong early stage value enhancement potential. Accordingly, debt financing tends to be shorter term in nature to enhance flexibility, and leverage for the portfolio as a whole tends to vary between 70% and 80% of loan to value.
During the quarter we established a fund for these assets, and raised $75 million from third party investors, resulting in a gain of $5 million from the partial sale of our existing interests. We raised a further $42 million of equity capital subsequent to the end of the quarter, which brings total capital committed in the fund to $240 million and brings our interest in the fund to approximately 53%.
Retail Properties
The following table summarizes our retail office property operations:

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Retail properties	$265	$265	$270	$265	$270	$13	$6	$13	$6
Borrowings / interest				(108)	(84)		—	(5)	(4)

Net investment / operating cash flow	$265	$265	$270	$157	$186	$13	$6	$8	$2

The portfolio consists of three shopping centres and associated office space totalling 1.6 million square feet of net leasable area, located in Rio de Janeiro and São Paulo, and includes the one million square foot Rio Sul Centre, which is one of Brazil’s premier shopping centres.
Development Properties
The composition of our development properties was as follows:

		Invested Capital				Operating Cash Flow (Three months ended)
		Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Potential	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	Developments	2006	2005	2006	2005	2006	2005	2006	2005

Core office properties	15.4 million sq. ft.	$306	$296	$306	$296
Residential lots	60,000 lots	467	382	467	382
Rural development	177,000 acres	51	50	51	50

		$824	$728	$824	$728	$—	$—	$—	$—

10      Brookfield Asset Management | Q2 / 2006 Interim Report

Development properties consist predominantly of core office property development sites, density rights and related infrastructure, residential lots owned and under option, and rural land held pending development into income producing properties or for sale to other users. We expect to enhance the value of these assets through the attainment of building entitlements and conversion into cash flow generating real estate.
Our core office property developments include the 2.6 million square foot Bay-Adelaide development site located in Toronto, and the 2.5 million square foot Penn Station development in midtown New York. Residential lots include 27,000 lots in the United States, of which 17,000 are held through lower risk options, 33,000 low cost lots in Canada and 5.5 million square feet of residential development zoning in Brazil. Rural development represents 177,000 acres of prime rural development land in Brazil. We also hold 32,000 acres of development land which is included our in Timberlands operations.
We announced on July 19 that we had signed a major lease for Bay-Adelaide with KPMG that will enable us to commence development of the site, which is expected to be completed in 2009, at an estimated cost of $300 million. We also launched a development of 265,000 square foot Bankers Court in Calgary, which is 87% leased, with an estimated cost of $110 million.
The book values of our development properties, including those reflected in other business units, increased by approximately $100 million during the first six months due primarily to seasonal investment in our US homebuilding operations and continued growth in our Alberta operations. We do not typically record ongoing cash flow in respect of development properties as the associated development costs are capitalized until the property is sold, at which time any disposition gain or loss is realized, or until the property is transferred into operations.
Power Generating Operations
Our power generating operations are predominantly hydroelectric facilities located on river systems in North America. As at June 30, 2006, we owned and managed approximately 140 power generating stations with a combined generating capacity of approximately 3,500 megawatts. All of our existing stations are hydroelectric facilities located on river systems in seven geographic regions, specifically Ontario, Quebec, British Columbia, New York, New England, Louisiana and southern Brazil, with the exception of two natural gas-fired plants and a pump storage facility. This geographic distribution provides diversification of water flows to minimize the overall impact of fluctuating hydrology. Our storage reservoirs contain sufficient water to produce approximately 20% of our total annual generation and provide partial protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods.
The capital invested in our power generating operations and the associated cash flows are as follows:

			Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Capacity		Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	June 30	Dec.30	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	2006	2005	2006	2006	2005	2006	2005	2006	2005	2006	2005

Hydroelectric generation	(MW)
Ontario	897	847	$1,156	$1,156	$944	$1,156	$944	$31	$10
Quebec	277	277	386	386	374	386	374	19	17
British Columbia	127	127	137	137	131	137	131	5	4
New England	240	201	355	355	259	355	259	11	11
New York	730	730	886	886	889	886	889	38	29
Louisiana	192	192	485	485	497	485	497	34	37
Brazil	205	205	214	214	220	214	220	10	6

Total hydroelectric generation	2,668	2,579	3,619	3,619	3,314	3,619	3,314	148	114
Other operations [1]	815	815	426	426	254	426	254	8	1

Total power generation	3,483	3,394	4,045	4,045	3,568	4,045	3,568	156	115	$156	$115
Other assets, net [2]			1,189	1,189	1,184	659	693			—	—
Property specific and subsidiary debt / interest						(2,981)	(2,839)			(58)	(51)
Non-controlling interests in net assets						(232)	(225)			(17)	(3)

Net investment / operating cash flow	3,483	3,394	$5,234	$5,234	$4,752	$1,491	$1,197	$156	$115	$81	$61

1	Includes co-generation, pumped storage and wind energy development projects

2	Includes working capital, restricted cash, capitalized contract values and financial assets
Brookfield Asset Management | Q2 / 2006 Interim Report      11

Portfolio Activity
We completed the acquisition of two run-of-the-river hydroelectric generating facilities during the quarter. Located in Maine, the facilities have a combined capacity of 39 megawatts and are capable of providing on average 274 gigawatt hours of electricity annually that will be sold into the New England wholesale market. The total acquisition cost was approximately $146 million. These facilities are in addition to four Ontario stations acquired during the first quarter of 2006. The increase in capital invested in other operations reflects development costs for our Northern Ontario wind energy project, which is expected to be fully operational in spring 2007. We also agreed to acquire two hydroelectric generating facilities in the eastern United States in a transaction that is expected to close in the second half of the year.
As a result of these acquisitions and development activities, the book value of total invested capital increased by $480 million since year end. Property specific debt and corporate unsecured debt issued by our power generating operations totalled $3.0 billion at June 30, 2006, representing a combined increase of approximately $150 million, with the result that net invested capital increased by $300 million over the first six months of the year. We expect that the refinancing of these new facilities will reduce the net capital invested in the existing operations.
Operating Results
Operating cash flow from our power generating assets increased in the second quarter of 2006, compared with the same quarter in 2005, due mainly to increased generation from our existing asset base and the contribution from acquisitions.
The following table illustrates revenues and operating costs for our hydroelectric facilities in total and per megawatt hour basis:

	Three Months Ended				Six Months Ended
	Total (millions)		Per MWh		Total (millions)		Per MWh
PERIODS ENDED JUNE 30	2006	2005	2006	2005	2006	2005	2006	2005

Realized revenues	$200	$159	$65	$64	$443	$338	$70	$65
Operating costs	52	45	16	17	104	90	16	14

Operating cash flow	$148	$114	$49	$47	$339	$248	$54	$51

Realized prices, which include ancillary revenues and the benefit of optimizing our generation during peak hours, increased modestly to $65 per megawatt hour during the quarter compared with $64 for the same period last year. This is lower than the average realized price on a year-to-date basis due to higher ancillaries in the first quarter and a higher portion of generation in lower priced regions during the second quarter. Operating costs remained unchanged on a per unit basis, reflecting the stable low cost of hydroelectric generation. Our practice of contracting a large portion of our power sales on a forward basis protected us from a decline in real time (or spot) power prices during the quarter, which were adversely impacted by lower natural gas prices. The recent hot weather has increased demand in the short term, and forward prices indicate a return to higher prices during 2007.
The following table sets out the generation from our portfolio during the quarter compared to long term averages:

		June 30, 2006		June 30, 2005
	Long-term	Actual		Actual
(GIGAWATT HOURS)	Average	Production	Variance	Production	Variance

Existing capacity
Ontario	684	561	(123)	425	(259)
Quebec	475	508	33	469	(6)
New England	274	279	5	288	14
New York	849	903	54	752	(97)
Louisiana	319	234	(85)	274	(45)
Other	294	299	5	279	(15)

Total existing capacity	2,895	2,784	(111)	2,487	(408)
Acquisitions – during 2006	93	109	16	—
Acquisitions – during 2005	189	191	2	108

Total hydroelectric operations	3,177	3,084	(93)	2,595	(408)
Co-generation and pump storage	245	296	51	314	69

Total generation	3,422	3,380	(42)	2,909	(339)

12      Brookfield Asset Management | Q2 / 2006 Interim Report

Improved water flows at existing facilities enabled us to generate 2,784 gigawatt hours during the quarter from existing facilities, an increase of 12% over 2005 production and 4% below long term average. Expansions of additional capacity through acquisitions and development added 300 gigawatt hours during the quarter. Furthermore, the continued additions increased the diversification of our watersheds, thereby reducing hydrology risk, and strengthened our position as an important participant in the Ontario, New York and New England electricity markets.
We have locked in prices for 82% of our projected revenue for the balance of 2006 with long-term bilateral power sales agreements and shorter-term financial contracts. Our power sales agreements have an average term of 14 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or have investment grade ratings. The financial contracts typically have a term of less than 24 months, due to a general lack of market liquidity for longer term contracts. All power that is produced and not otherwise sold under a power sales agreement is sold in wholesale electricity markets.
The following table sets out the profile of our contracts and generation over the next five years from our existing facilities, assuming long-term average hydrology:

	Balance of	Years ended December 31
	2006	2007	2008	2009	2010

Generation (GWh)
Contracted
Power sales agreements	2,975	6,714	6,648	5,387	5,367
Financial contracts	1,649	3,079	497	292	287
Uncontracted	1,004	2,852	5,498	6,532	6,555

	5,628	12,645	12,643	12,211	12,209

Contracted generation
% of total	82%	77%	57%	47%	46%
Revenue ($millions)	298	672	519	440	441
Price ($/MWh)	64	69	73	77	78

The increase in the average selling price for contracted power over the next five years reflects contractual increases in long duration contracts with attractive locked-in prices and the expiry of lower priced contracts during the period. We believe that recontracting power at market rates as contracts expire should result in increased revenues over time based on our assumptions that electricity demand continues to increase; that natural gas sells at higher prices than historical norms; and that water flows are consistent with long-term averages. We expect that most recontracting in the near future will be in the form of shorter term financial contracts; however we will endeavour to secure long term contracts at attractive prices should they become available.
Timberlands
We own and manage timber assets which have investment characteristics that are similar to our property and power operations. Our current operations consist of the following:

		Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
		Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED		June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS		2006	2006	2005	2006	2005	2006	2005	2006	2005

Timber	(Acres)
Western North America
Timberlands	603,000	$789	$789	$801	$789	$801	$15	$10
Higher and better use lands	32,000	111	111	113	111	113	1	—
Eastern North America	1,076,000	214	214	48	214	48	6	3
Brazil	140,000	41	41	39	41	39	1	1

	1,851,000	1,155	1,155	1,001	1,155	1,001	23	14
Other assets, net		72	72	56	14	5	—	—

		1,227	1,227	1,057	1,169	1,006	23	14	$23	$14

Property specific and other borrowings / interest					(488)	(447)			(6)	(3)
Non-controlling interests in net assets					(363)	(255)			(10)	(2)

Net investment / operating cash flow		$1,227	$1,227	$1,057	$318	$304	$23	$14	$7	$9

     Brookfield Asset Management | Q2 / 2006 Interim Report      13

We have significantly expanded the operations over the past twelve months with the formation of the Island Timberlands Fund in western North America during 2005 and the Acadian Timber Income Fund in eastern North America early in 2006. Our goals are to continue to prudently invest additional capital in our timber operations when opportunities are available.
Western North America
We established the Island Timberlands Fund in the second quarter of 2005 with the purchase of 635,000 acres of high quality private timberlands on the west coast of Canada. We own 50% of the fund with the balance owned by institutional investors.
Timber operations performed in line with expectations and the prospects for 2006 are promising. Demand for high quality timber exported to the U.S. and Japan remains strong, although this continues to be offset somewhat by weak Canadian sales and the impact of the higher Canadian dollar on operating costs.
Eastern North America
We have owned and managed timberlands in Maine and New Brunswick for a number of years, both directly and through Fraser Papers. In early 2006, we established the Acadian Timber Income Fund, a publicly listed income fund that acquired the 311,000 acres of private timberlands previously owned by us as well as a further 765,000 acres held by Fraser Papers. Acadian, in which we hold a 27% interest, is managed by our timber management group and completed a C$85 million initial public offering during the first quarter of 2006.
Brazil
We hold 140,000 acres of timberlands located in the State of Paraná in Brazil and are actively pursuing acquisition opportunities to expand our timberland operations in this country, which benefit from rapid rates of growth for trees.
TRANSMISSION INFRASTRUCTURE
We have owned and managed transmission systems in northern Ontario for many years and recently acquired the largest electricity transmission company in Chile. These operations generate stable rate-base cash flows that provide attractive long term returns for us and our investment partners. We intend to further expand our transmission operations to serve the needs of the underserviced electrical infrastructure sector in our geographic markets.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Electrical transmission
North America	$138	$138	$130	$138	$130	$7	$6
Chile	2,614	2,614	—	2,614	—	—	—

	2,752	2,752	130	2,752	130	7	6
Other assets, net	171	171	26	(63)	12	—	—

	2,923	2,923	156	2,689	142	7	6	$7	$6
Project specific financing and other borrowings				(1,511)	(100)			(1)	(1)

				1,178	42	7	6	6	5
Debt component of co-investors capital				(589)	—			—	—
Equity component of co-investors capital				(215)	—			—	—

Net investment / operating cash flow	$2,923	$2,923	$156	$374	$42	$7	$6	$6	$5

North America
We own and operate an electrical transmission system in northern Ontario. As a regulated rate base business, the operations produce stable and predictable cash flows and provide attractive returns for future investment. During 2005 and 2006, we invested $75 million of capital to upgrade our system, thereby increasing its rate base. We are actively pursuing the further expansion of these operations in our current geographic areas of operation.
Chile
During the second quarter we led the acquisition of Transelec for approximately $2.5 billion. The operations are financed by $0.8 billion of assumed debt and $0.6 billion of acquisition debt, none of which has any recourse to us or our investment partners. Our share of the net capital invested is $0.3 billion, a portion of which was advanced subsequent to quarter end, representing a 28% interest, and we will provide advice and assistance to the consortium under a long term advisory contract.
14	Brookfield Asset Management | Q2 / 2006 Interim Report

Transelec’s assets serve as the backbone of the Chilean electrical distribution sector. Transelec owns over 8,000 kilometres of transmission lines and 51 substations and its assets deliver electricity to approximately 99 percent of the Chilean population through various local distribution companies. The revenues of Transelec are predominantly governed by an attractive regulatory rate base agreement that provides for inflation adjusted returns and a substantial portion of the revenues are denominated in US currency. We expect that the operations will generate approximately $200 million of annual net operating income prior to financing costs and taxes, which will be adjusted for inflation. Furthermore, any additional qualifying capital expenditures will be added to the rate base and earn a 10% return, which is also inflation adjusted.
SPECIALTY INVESTMENT FUNDS
We conduct bridge financing, real estate financing and restructuring activities through specialty investment funds. Our fixed income and real estate securities operations manage funds with specific mandates to invest in public and private securities on behalf of institutional and retail investors. Although our primary industry focus is on property and power and long-life infrastructure assets, our mandates include other industries which have tangible assets and cash flows, and particularly where we have expertise as a result of previous investments.
We typically invest between 25% and 50% of the capital committed to our specialty funds, with institutional investors committing the balance. We earn fees for managing the activities on behalf of our co-investors, which include base administration fees, performance fees and carried interests to the extent returns exceed predetermined thresholds, and we often earn transaction fees for specific activities. We also earn base management and performance fees in certain of our fixed income and real estate securities operations, however we typically do not own significant interests in the funds being managed in these operations, as they are either widely held publicly listed funds or securities portfolios managed on behalf of their beneficial owners pursuant to specific mandates.
The following table shows the assets under management and the invested capital together with the associated operating cash flows:

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management [1]	Total [2]		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Bridge Lending	$1,610	$565	$268	$552	$268	$17	$8	$17	8
Real Estate Finance	627	107	149	107	149	4	4	4	4
Restructuring	785	785	82	229	82	8	1	3	1
Fixed income and real estate securities [3]	21,340	—	—	—	—	—	—	—	—

Net investment / operating cash flow	$24,362	$1,457	$499	$888	$499	$29	$13	$24	$13

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital

2	Represents book value of assets included in Brookfield’s consolidated balance sheet

3	Capital invested in fixed income and real estate securities and associated cash flows included in Cash and Financial Assets
Operating cash flows, which represent the investment returns from our capital deployed in these activities, totalled $29 million in the second quarter of 2006, compared to $13 million for the same period in 2005. Invested capital increased as a result of new bridge loans completed during the quarter and investments in restructuring initiatives. Higher investment income reflects larger average balances of interest bearing securities and loans held during the period as well as a gain on the monetization of an investment within our restructuring activities.
Bridge Lending
We provide bridge loans to entities operating in industries where we have operating expertise, leveraging our 20-year history of offering tailored lending solutions to companies in need of short-term financing.
We continued to be active during the past quarter, reviewing many financing opportunities, and issued funding commitments totalling $1 billion. Our net investment in the bridge loan portfolio increased to $552 million from $268 million at the beginning of the year and averaged $624 million during the second quarter. The portfolio has an average term of 28 months excluding extension privileges and an average yield of approximately 13%. We do not employ any direct financial leverage within these operations, although loans may be structured with senior and junior tranches, and may be subordinate to other debt in the borrower’s capital structure.
Operating cash flows represent the return on our capital and excludes management fees.
Brookfield Asset Management | Q2 / 2006 Interim Report     15

Real Estate Finance
Our real estate finance operations were established in 2002 to finance the ownership of real estate properties on a basis which is senior to traditional equity, but subordinate to traditional first mortgages or investment grade debt. Our investments typically represent financing at levels between 65% and 85% of the value of the property.
The portfolio continues to perform in line with expectations. The sale of our interests in CriimiMae, a U.S. public mortgage REIT, was completed during the first quarter of 2006 giving rise to a gain of $13 million in that period, of which our share was $4 million. The return during the second quarter represents the net yield on our share of the invested assets.
We maintain credit facilities that provide financing for these investments on a non-recourse basis and we have also established two collateralized debt obligation facilities. These facilities represent $700 million of low cost debt funding for a seven-year term to finance the acquisition of mortgage loan securities within the collateralized debt obligation funds. This financing provides a stable, lower-risk source of funding that is intended to enhance investment returns. The quality and diversification of the portfolio enabled us to apply leverage of approximately 70% at quarter end.
Restructuring
Our restructuring group, which operates under the name “Tricap”, invests long-term capital in companies facing financial or operational difficulties in industries which have tangible assets and cash flows, and in particular where we have expertise resulting from prior operating experience. Tricap benefits from our 20-year record of restructuring companies experiencing financial and operational difficulties. Our net invested capital was relatively unchanged during the quarter and $147 million higher than year end, as a result of new initiatives. Net operating cash flow, which tends to fluctuate due to the nature of the investments, was relatively modest during the quarter due to the absence of monetizations.
Tricap completed the financial restructuring of Stelco, a major Canadian integrated steel company during the first quarter, that resulted in Tricap owning a 37% equity interest. We will commence recording our share of Stelco’s results on an equity accounted basis in the third quarter of 2006. More recently we installed an experienced turnaround management team that has extensive experience in the steel industry and intend to benefit from the improved fundamentals and consolidation within this sector.
Tricap also completed the recapitalization of Western Forest Products, a western Canadian forest products company, through a rights offering, increasing Tricap’s equity interest to 70%. Western continued to rationalize its operations, and during the second quarter of 2006, merged with Cascadia Forest Products, another Vancouver Island lumber company that we previously acquired in connection with the purchase of timberlands from Weyerhaeuser and was held in our Private Equity Investments. Following the completion of the merger, we commenced consolidating the results of the combined entity which resulted in an increase in the total invested capital and total operating cash flows.
Fixed Income and Real Estate Securities
We manage fixed income and real estate securities on behalf of our clients. We specialize in equities and fixed income securities including government, municipal and corporate bonds, and structured investments such as asset-backed, mortgage-backed and commercial mortgage-backed securities. Our clients include but are not limited to pension funds, insurance companies, foundations, mutual and other closed-end funds, and structured funds. For a number of our insurance clients, we also provide ancillary services including asset allocation and asset/liability management. We earn base management fees that vary from mandate to mandate, and earn performance fees in respect of certain mandates depending on investment returns. We have a modest amount of capital invested in these operations, and investment returns are included in cash flows from Financial Assets.
While included separately in this report, fee revenues from these activities increased due to a number of initiatives completed since the second quarter of 2005 including the acquisition of a New York-based asset manager, the launch of a $435 million private mortgage REIT and an institutional CDO in the United States, and the launch of a mortgage-backed offering and two retail income trust product offerings in Canada.
PRIVATE EQUITY INVESTMENTS
We own direct interests in a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.
16	Brookfield Asset Management | Q2 / 2006 Interim Report

The following table sets out these investments, together with associated cash flows and gains:

			Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
			Management	Total [1]		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED			June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	Location	Interest	2006	2006	2005	2006	2005	2006	2005	2006	2005

Forest products
Norbord Inc.	North America / UK	23%	$176	$176	$199	$8	$(12)	$51	$48	$31	$28
Fraser Papers Inc.	North America	46%	146	146	197	146	197	—	—	—	—
Privately held	North America	100%	164	164	428	114	285	(26)	(9)	(26)	(9)
Business services
Insurance	Various	80-100%	2,185	2,185	2,028	514	495	—	—	(2)	7
Banco Brascan, S.A.	Rio de Janeiro	40%	77	77	69	77	69	4	1	4	1
Privately held	Various	100%	343	343	304	165	133	10	15	4	11
Publicly listed	Canada	—	92	92	84	51	49	(2)	1	(2)	1
Mining and metals
Coal lands	Alberta	100%	81	81	77	81	77	1	1	1	1
Falconbridge	Various	—	—	—	—	—	—	—	12	—	12

Net investment / operating cash flows			$3,264	$3,264	$3,386	$1,156	$1,293	$38	$69	$10	$52

1	Represents book value of assets included in Brookfield’s consolidated balance sheet
We own 53.8 million common shares of Norbord with a book value of $176 million at quarter end. Our net investment reflects the liability for debentures issued by us that are exchangeable into 20 million Norbord shares and have a carried value of $168 million. Accordingly, our net investment is 33.8 million shares representing a 23% equity interest.
We account for our non-controlled public investments such as Norbord and Fraser Papers using the equity method, and include dividends received from these investments in cash flow and our proportional share of their earnings in net income. We consolidate the results of our majority owned private companies and accordingly include our proportional share of their results in the operating cash flows shown above.
Although Norbord’s paperboard operations continue to be profitable, our pulp and paper operations within the forest products sector continue to face a challenging environment due to increased costs. During the quarter we merged our investment in Cascadia with Western Forest Products and as a result the net assets associated with this investment are now included in the restructuring group within our specialty investment fund operations.
Our insurance operations provide property and casualty and specialty reinsurance. The operating results reflect losses in respect of last year’s hurricane season, although the outlook for the balance of the year is favourable.
Other Assets
The following is a summary of other assets:

	Invested Capital				Operating Cash Flow (Three months ended)
	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	2006	2005	2006	2005	2006	2005	2006	2005

Accounts receivable	$649	$605
Restricted cash	364	367
Goodwill and intangible assets	217	160
Prepaid and other assets	659	659

	$1,889	$1,791	$1,889	$1,791	$—	$—	$—	$—

Brookfield Asset Management | Q2 / 2006 Interim Report      17

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units. These include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property specific mortgages. Prepaid expenses and other assets include amounts accrued to reflect the straight-lining of long-term contracted revenues in accordance with accounting guidelines. Goodwill and intangibles increased during the year due to acquisitions.
Cash And Financial Assets
We hold a substantial amount of financial assets, cash and equivalents that represents surplus capital following a major asset sale and which has yet to be redeployed. The market value of cash and financial assets was approximately $1.8 billion at quarter end compared with a book value of $1.6 billion.
The following table shows the composition of these assets and associated cash flow:

	Assets Under	Invested Capital					Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Financial assets
Government bonds	$66	$66	$59	$66	$59
Corporate bonds – Xstrata convertible	375	375	375	375	375
– Other	186	186	232	186	232
Asset backed securities	5	5	69	5	69
High yield bonds	189	189	220	189	220
Preferred shares – Falconbridge	—	—	570	—	570
– Other	62	62	107	62	107
Common shares	390	390	494	390	494
Loans and other	146	146	15	146	15

Total financial assets	1,419	1,419	2,141	1,419	2,141
Cash and cash equivalents	175	175	417	175	417
Deposits and other liabilities				(471)	(428)

Net investment / operating cash flow	$1,594	$1,594	$2,558	$1,123	$2,130	$97	$89	$93	$85

The Falconbridge preferred shares were redeemed during the second quarter and other financial assets were also monetized, with the collective proceeds reinvested in new business initiatives and used to reduce short term debt.
Deposit and other liabilities include broker deposit liabilities associated with our securities portfolio and borrowed securities sold short with a value of $172 million at June 30, 2006.
CAPITAL RESOURCES AND LIQUIDITY
The following sections describe our capitalization and liquidity profile. The strength of our capital structure and the liquidity that we maintain enables us to achieve a low cost of capital for our shareholders and at the same time provides us with the flexibility to react quickly to attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.
Our principal sources of liquidity are financial assets, undrawn committed credit facilities, free cash flow and the turnover of assets on our balance sheet. We structure the ownership of our assets to enhance our ability to monetize their embedded value to provide additional liquidity if necessary.
Free cash flow represents the operating cash flow retained in the business after operating costs and cash taxes, interest payments, dividend payments to other shareholders of consolidated entities, preferred equity distributions and sustaining capital expenditures. This cash flow is available to pay common share dividends, invest for future growth, reduce borrowings or repurchase equity.
18	Brookfield Asset Management | Q2 / 2006 Interim Report

Our strong and flexible capitalization structure is comprised largely of long-term financings, most of which have no recourse to the Corporation, and permanent equity. We believe this is the most appropriate method of financing our long-term assets, and the high quality of the assets and the associated cash flows enable us to raise long-term financing in a cost effective manner and thereby enhance returns to common shareholders. We arrange our financial affairs so as to maintain strong investment grade ratings, which lowers our cost of borrowing and broadens our access to capital. We also endeavour to minimize liquidity and refinancing risks to the company by issuing long-dated securities and spreading out maturities.
Our consolidated capitalization, which includes obligations and equity interests held by others in entities that are consolidated in our statutory financial statements, totalled $30.0 billion compared with $26.1 billion at year end 2005. This includes long-term property specific debt which is secured by operating assets, typically core office properties and power generating stations, with no recourse to the Corporation as well as debt of subsidiaries which also has no recourse to the Corporation. The increase was due principally to property specific debt assumed or raised in respect of acquisitions, more notably the Chilean transmission operations.
Corporate Borrowings
Corporate borrowings represent long-term and short-term obligations of the Corporation. Long-term corporate borrowings are in the form of bonds and debentures issued in the Canadian and U.S. capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit from a group of international banks. The following table summarizes Brookfield’s corporate credit facilities:

			Invested Capital				Operating Cash Flow[2](Three months ended)
		Cost of Capital[1]	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Average	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	Term	2006	2006	2005	2006	2005	2006	2005	2006	2005

Commercial paper	3	4%	$143	$—			$3	$7
Publicly traded term debt	11	7%	1,591	1,574			28	25
Privately held term debt[3]	14	6%	46	46			1	—

	11	7%	$1,780	$1,620	$1,780	$1,620	$32	$32	$32	$32

1	Based on operating cash flows as a percentage of average book value

2	Interest expense

3	C$50 million is secured by our coal assets
The Corporation has approximately $910 million of committed three year credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. In addition to commercial paper borrowings, which totalled $143 million at the end of the quarter, we had utilized approximately $43 million (2005 – $95 million) of the facilities for letters of credit issued to support various business initiatives.
The average interest rate on our corporate debt was 7% during 2006 and 2005, and the average term was 11 years (2005 – 12 years).
Property Specific Mortgages
Where appropriate, we finance our operating assets with long-term, non-recourse borrowings such as property specific mortgages which do not have recourse to the Corporation or our operating entities. The composition of Brookfield’s consolidated borrowings which have recourse only to the specific assets being financed is as follows:

			Invested Capital				Operating Cash Flow[2](Three months ended)
		Cost of Capital[1]	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Average	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	Term	2006	2006	2005	2006	2005	2006	2005	2006	2005

Commercial properties	9	7%	$6,035	$5,881	$—	$—	$84	$78	$—	$—
Power generation	18	8%	2,482	2,365	—	—	52	46	—	—
Timberlands	16	6%	480	410	—	—	6	2	—	—
Transmission infrastructure	3	6%	1,511	100	—	—	1	1	—	—

	11	7%	$10,508	$8,756	$—	$—	$143	$127	$—	$—

1 Based on operating cash flows as a percentage of average book value

2 Interest expense
Brookfield Asset Management | Q2 / 2006 Interim Report       19

These borrowings represent long-term low risk financing, which leverages common shareholders’ equity, and is largely fixed rate, with an average consolidated maturity of 11 years (2005 – 11 years) and a weighted average interest rate of 7% (2005 – 7%). Interest expense increased in line with the higher average balance arising from financings associated with property, power and timber assets acquired during the past twelve months. The recently acquired Transelec transmission operations include $1.4 billion of debt secured by those assets.
Subsidiary Borrowings
These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities and other types of debt and financial obligations of subsidiaries.
The composition of these borrowings on a consolidated basis is as follows:

			Invested Capital					Operating Cash Flow [2] (Three months ended)
		Cost of Capital[1]	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Average	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	Term	2006	2006	2005	2006	2005	2006	2005	2006	2005

Subsidiary borrowings	3
Properties [3]	3	8%	$1,100	$1,138	$—	$—	$6	$8	$—	$—
Power generation	3	5%	491	474	—	—	6	7	—	—
Investments	2	8%	361	293	—	—	24	21	—	—
Corporate subsidiaries	8	10%	647	605	647	605	15	18	15	18
Co-investor capital Transmission infrastructure	10	8%	589	—	—	—	—	—	—	—

	5	8%	$3,188	$2,510	$647	$605	$51	$54	$15	$18

1	Based on operating cash flows as a percentage of average book value

2	Interest expense

3	Portion of interest expense from Residential Properties debt forms a component of cost of sales
Residential property debt consists primarily of construction financing which is repaid with the proceeds from sales of building lots, single family houses and condominiums and is generally renewed on a rolling basis as new construction commences. Power generation debt consists of C$450 million 4.6% public notes which mature in 2009 and C$100 million floating rate public notes which mature later in 2006. The notes are rated BBB by S&P and BBB(high) by DBRS.
Investment debt includes debt obligations of various operating companies that are included on a deconsolidated basis as Investments in our segmented analysis. A portion of the outstanding debt of our investments is denominated in their domestic currencies which is utilized to hedge their operating assets against local currency fluctuations, the most significant of which is the Brazilian real. Interest expense for our investments includes a $18 million (2005 – $16 million) pass through of the special dividend paid by Norbord during the quarter to the holders of debentures exchangeable into 20 million Norbord common shares.
Corporate subsidiary debt includes C$200 million of retractable preferred shares that will be repaid no later than 2011 as well as $468 million of subsidiary debt due in 2015 that has been guaranteed by the Corporation.
Transmission infrastructure debt represents the portion of our co-investors capital that is in the form of debt, which ranks pari passu with our interests, but is required to be classified as debt for accounting purposes.
Capital Securities
Capital securities represent long-term preferred shares and preferred securities that can be settled by issuing, solely at our option, a variable number of our common shares. The following table summarizes the capital securities issued by the company:
20	Brookfield Asset Management | Q2 / 2006 Interim Report

			Invested Capital				Operating Cash Flow [2](Three months ended)
		Cost of Capital[1]	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	Average	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	Term	2006	2006	2005	2006	2005	2006	2005	2006	2005

Corporate preferred shares/securities	20	6%	$693	$669			$11	$10
Subsidiary preferred shares	8	6%	958	929			13	12

	13	6%	$1,651	$1,598	$1,651	$1,598	$24	$22	$24	$22

1	Based on operating cash flows as a percentage of average book value

2	Interest expense
The average distribution yield on the capital securities at June 30, 2006 was 6% (2005 – 6%) and the average term was 13 years (2005 – 13 years). We did not issue or redeem any capital securities during the period and changes in the book value are due to the impact of currency fluctuations on capital securities denominated in Canadian dollars.
Non-Controlling Interests in Net Assets
Non-controlling interests in net assets are comprised of two components: participating interests of other shareholders in our operating assets and subsidiary companies, and non-participating preferred equity issued by subsidiaries.
Interests of others in our operations on a fully consolidated basis were as follows:

	Number of Shares/	Invested Capital				Operating Cash Flow [1](Three months ended)
	% Interest	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Participating interests
Property Brookfield Properties Corporation	114.2	$1,000	$999	$1,000	$999	$58	$58	$58	$58
Brookfield Homes Corporation	12.5	137	128	—	—	21	7	—	—
Retail, opportunity fund and other		140	69	—	—	7	—	—	—
Power generation
Great Lakes Hydro Income Fund	50%	178	180	—	—	12	6	—	—
Louisiana HydroElectric	25%	38	45	—	—	4	1	—	—
Timberlands	50%	361	255	—	—	10	—	—	—
Transmission infrastructure	72%	215	—	—	—	—	—	—	—
Other	various	280	101	—	—	3	1	—	—

		2,349	1,777	1,000	999	115	73	58	58
Non-participating interests		209	207	205	200	3	5	3	5

		$2,558	$1,984	$1,205	$1,199	$118	$78	$61	$63

1 Represents share of operating cash flows attributable to the interests of the respective shareholders
The majority of our core office and residential property operations are conducted through Brookfield Properties Corporation and Brookfield Homes Corporation, respectively, in which shareholders other than the company own approximately 49% and 47% common share interests, respectively. We include Brookfield Properties in our segmented basis of presentation and accordingly the interest of others in these operations are reflected in both the total and net results.
Power generating interests represent the 50% interest of unit holders in the Great Lakes Hydro Income Fund, through which we own some of our power generating operations, and a 25% residual equity interest held by others in our Louisiana operations. Timberlands represents the 50% interest of institutional partners in our Island Timberlands Fund. The book values of these interests vary each year, and typically increase with the excess of net income over normal cash distributions and decrease with share repurchases and special dividends. Transmission infrastructure reflect the equity capital contributed by our investment partners towards the acquisition of Transelec at the end of the second quarter. Other non-controlling interest increased since year end with the consolidation of both Western Forest Products and Concert Industries, which are included within our restructuring operations.
Brookfield Asset Management | Q2 / 2006 Interim Report     21

The increase in operating cash flow attributed to participating interests is due to the overall increase in operating cash flows and gains produced by partially-owned businesses, in particular our residential property operations as well as the interests of others in recently established funds. Operating cash flow distributed to other non-controlling shareholders in the form of cash dividends totalled $42 million in the second quarter of 2006 compared with $29 million in the same period in 2005. The undistributed cash flows attributable to non-controlling shareholders, which totalled $77 million during the second quarter of 2006 (2005 – $50 million), are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.
Other Liabilities AND Operating Costs

	Invested Capital				Operating Cash Flow (Three months ended)
	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	2006	2005	2006	2005	2006	2005	2006	2005

Accounts payable	$2,026	$2,037	$1,045	$1,001
Insurance liabilities	1,513	1,433	—	—
Deferred tax liability / (asset)	231	14	(4)	(51)
Other liabilities	1,356	1,077	348	436

Asset management and other operating costs					$40	$29	$38	$33
Property services expenses					44	34	44	34
Cash taxes					37	30	1	5

	$5,126	$4,561	$1,389	$1,386	$121	$93	$83	$72

Accounts payable and other liabilities increased during the quarter due to the assumption of working capital balances on the acquisition of additional operating assets, as well as overall growth in the level of business activity. Insurance liabilities include claims and deposit liabilities within our insurance operations. These liabilities increased modestly during the quarter and are funded by securities held within these operations. Other liabilities include $168 million representing debentures issued by us that are exchangeable into 20 million Norbord common shares.
Asset management and other operating expenses reflect costs that are directly attributable to our fee generating activities and corporate activities. We have invested in expanding our operating base and establishing our asset management capabilities in recent years, which has increased costs and compressed margins while the associated revenue streams are being developed. Accordingly, we believe that operating margins will improve as fee revenues increase because the established level of infrastructure should support further growth without a commensurate increase in operating costs.
Cash taxes relate principally to the taxable income generated within our U.S. home building operations. This income cannot be sheltered with tax losses elsewhere in the business due to the separate public ownership of this operation.
Preferred Equity
Preferred equity represents perpetual floating rate preferred shares that provide an attractive form of permanent equity leverage to our common shares.

		Invested Capital				Operating Cash Flow [2] (Three months ended)
	Cost of Capital[1]	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
MILLIONS	2006	2006	2005	2006	2005	2006	2005	2006	2005

Preferred equity	6%	$515	$515	$515	$515	$10	$9	$10	$9

[1]	As a percentage of average book value

[2]	Dividends
The increase in distributions during 2006 was due to the impact of the higher Canadian dollar on preferred share dividends.
Common Equity
On a diluted basis, reflecting the share split which was announced during the second quarter, Brookfield had 407.4 million common shares outstanding at June 30, 2006 (386.8 million on a non-diluted basis), unchanged from March 31, 2006.
22	Brookfield Asset Management | Q2 / 2006 Interim Report

Brookfield has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the Corporation’s Board of Directors. The Class B shares are held by Partners Limited, a private company owned by 45 individuals, including a number of the senior executive officers of Brookfield, who collectively hold direct and indirect beneficial interests in approximately 67 million Class A shares representing an approximate 17% equity interest in the company. Further details on Partners Limited can be found in the company’s management information circular.
BUSINESS ENVIRONMENT AND RISKS
Brookfield’s financial results are impacted by: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These factors are described in our annual report and our annual information form, both of which are available on our web site and at www.sedar.com.
The U.S. Investment Company Act of 1940 (the “Act”) requires the registration of any company which holds itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the Act may also require the registration of a company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and which owns or proposes to acquire investment securities with a value of more than 40% of the company’s assets on an unconsolidated basis. We are not currently an investment company in accordance with the Act and we believe we can continue to arrange our business operations in ways so as to avoid becoming an investment company within the meaning of the Act. If we were required to register as an investment company under the Act, we would, among other things, be restricted from engaging in certain businesses and issuing certain securities. In addition, certain of our contracts may become void.
CONSOLIDATED FINANCIAL ANALYSIS
The discussion and analysis of our operating results and financial condition in the foregoing sections of this report is organized principally on a segmented basis, which is consistent with how we manage our business. As previously discussed, this segmented basis differs from our Consolidated Financial Statements. The purpose of this section is to provide an analysis and discussion of our financial position and operating results as they are presented in our Consolidated Financial Statements, and to provide a reconciliation between our Consolidated Financial Statements and the segmented basis utilized in the preceding sections.
To do this, we have provided a summary of our consolidated financial statements and a review of the significant components and variances from a consolidated perspective. This section also contains a reconciliation between the consolidated balance sheets and consolidated statements of operations to our segmented results. This is intended to assist the reader to cross reference the more detailed discussion in the Operations Review.
Consolidated Balance Sheet
Total consolidated assets at book value increased to $30.0 billion as at June 30, 2006 from $26.1 billion at the end of the preceding year. The increase was due to the expansion of our operating platform in our property, power and transmission businesses as reflected in the $3.5 billion increase in property, plant and equipment. The following is a summary of our consolidated assets:

	Book Value
	June 30	December 31
MILLIONS	2006	2005

Cash and cash equivalents	$676	$951
Financial assets	1,648	2,171

	2,324	3,122
Investments	524	595
Accounts receivable and other	5,622	4,148
Operating assets
Property, plant and equipment	19,292	15,776
Securities	1,830	2,069
Loans and notes receivable	455	348

	$30,047	$26,058

Brookfield Asset Management | Q2 / 2006 Interim Report    23

Cash and cash equivalents and financial assets, which consist of securities and other financial assets that are not actively deployed in our operations, declined by $0.8 million to $2.3 billion on a consolidated basis at June 30, 2006, compared to $3.1 billion at the end of 2005 as surplus capital was redeployed into operating activities.
Investments represent equity accounted interests in partially owned companies, including Norbord and Fraser Papers. The decline in book value since December of 2005 is due in large part to the receipt of a special dividend received from Norbord.
Property, plant and equipment includes commercial and residential properties, power generating facilities, timberlands and transmission facilities and other physical assets employed within our business. The book value invested in these assets increased by $3.5 billion during 2006, due mainly to the acquisition of the Transelec electric transmission system in Chile, as well as six power generating stations with a total capacity of 90 megawatts for an aggregate investment of approximately $350 million. Commercial property assets include core office, opportunity and retail properties. The net book value of these commercial and residential properties increased due in part to the continued expansion of our Washington office portfolio and growth in our Western Canadian residential operation.
Securities include $1.5 billion (2005 – $1.6 billion) of largely fixed income securities held through our insurance operations, and $79 million within Specialty Funds (2005 – $134 million) as well as our $267 million (2005 – $267 million) common share investment in Canary Wharf Group, which is grouped with core office property operations in the Operations Review.
Loans and notes receivable consist largely of loans advanced by our bridge lending operations which are described under Specialty Investment Funds.
Our consolidated capitalization, which includes liabilities and shareholders’ equity, increased in line with the growth in our total assets. This increase is reflected mostly in property specific mortgages and subsidiary borrowings. The following table summarizes our consolidated capitalization at June 30, 2006 and December 31, 2005 and the related cash cost of capital:

	Cost of Capital[1]		Book Value
	June 30	December 31	June 30	December 31
MILLIONS	2006	2005	2006	2005

Non-recourse borrowings
Property specific mortgages	7%	7%	$10,508	$8,756
Subsidiary borrowings	8%	5%	3,188	2,510
Corporate borrowings	7%	7%	1,780	1,620
Accounts payable and other liabilities	7%	7%	5,126	4,561
Capital securities	6%	6%	1,651	1,598
Non-controlling interest in net assets	22%	22%	2,558	1,984
Shareholders’ equity
Preferred equity	6%	6%	515	515
Common equity	20%	20%	4,721	4,514

	9.5%	9.5%	$30,047	$26,058

[1]	Based on operating cash flows as a percentage of average book value
Property specific and subsidiary borrowings increased due to new assets acquired during the first six months. The Transelec transmission operations, acquired during the most recent quarter, are funded with $1.4 billion of property specific debt and $0.6 billion of capital provided by co-investors classified as debt, and we also added $0.4 billion of mortgages associated with new office properties. Corporate borrowings increased by $160 million as a result of the issuance of commercial paper to fund investments. The increase in non-controlling interests is described further within the relevant section on page 19. Common equity increased due to the net income generated over the past quarter, offset in part by dividends paid.
Our overall weighted average cash cost of capital, using a 20% return objective for our common equity, is 9.5%, unchanged from 2005. This reflects the low cost of non-participating perpetual preferred equity issued over a number of years, as well as the low cost of term debt, capital securities and non-recourse investment grade financings, achievable due to the high quality of our asset base and strong cash flows.
24	Brookfield Asset Management | Q2 / 2006 Interim Report

Consolidated Statement OF Income
The following table summarizes our consolidated statement of net income:

	Three Months Ended		Six Months Ended
PERIODS ENDED JUNE 30 (MILLIONS)	2006	2005	2006	2005

Revenues less direct operating costs	$705	$561	$1,416	$1,063
Interest expenses	(250)	(235)	(474)	(434)
Operating costs and current taxes	(121)	(93)	(206)	(174)
Non-controlling interests in the foregoing	(118)	(78)	(218)	(161)

	216	155	518	294
Other items, net of non-controlling interests	(81)	(110)	(204)	(84)
Gain on disposition of investment	—	565	—	565

Net income	$135	$610	$314	$775

The following table reconciles total operating cash flow prior to financing costs and unallocated expenses in the segmented basis of presentation on page 28 and revenue less operating expenses as presented in our consolidated statement of income:

	Three Months Ended		Six Months Ended
PERIODS ENDED JUNE 30 (MILLIONS)	2006	2005	2006	2005

Total operating cash flow before interest and operating expenses	$756	$621	$1,472	$1,139
Less dividends received:
Falconbridge and Norbord	(51)	(60)	(56)	(76)

Revenues less direct operating costs	$705	$561	$1,416	$1,063

Total operating cash flow includes the following items from our consolidated statement of income: fees earned; other operating revenues less direct operating expenses and investment and other income. These items are described for each business unit in the Operations Review.
Consolidated interest expense increased quarter over quarter due principally to the higher average level of property specific financings during the quarter, which reflects the acquisition of property, power and timber assets over the past twelve months. Interest charges are summarized in the following table:

	Three Months Ended		Six Months Ended
PERIODS ENDED JUNE 30 (MILLIONS)	2006	2005	2006	2005

Corporate borrowings	$32	$32	$62	$61
Property specific mortgages	143	127	286	241
Subsidiary borrowings	51	54	78	88
Capital securities	24	22	48	44

	$250	$235	$474	$434

Operating costs and current taxes are discussed under Other Liabilities and Operating Costs. The increase over the previous quarter was due to the increased level of business activity as well as higher cash taxes within certain of our operating subsidiaries.
The interest of non-controlling parties in the foregoing items totalled $118 million on a consolidated basis during the second quarter of 2006, compared with $78 million on a similar basis during 2005. The increase was due primarily to the overall growth in operating cash flows and gains produced by our partially owned core office and residential property operations, and the interests of our co-investors in recently established funds.
Brookfield Asset Management | Q2 / 2006 Interim Report 25

Other Items, Net of Non-controlling Interests
Other items are summarized in the following table, and include items that are either non-cash in nature or not considered by us to form part of our operating cash flow. Accordingly, they are included in the reconciliation between net income and operating cash flow presented earlier in this document.

	Three Months Ended		Six Months Ended
PERIODS ENDED JUNE 30 (MILLIONS)	2006	2005	2006	2005

Equity accounted income (loss) from investments	$3	$73	$(19)	$176
Depreciation and amortization	(127)	(92)	(231)	(169)
Future income taxes and other provisions	(16)	(121)	(67)	(149)
Non-controlling interests in the foregoing items	59	30	113	58

	$(81)	$(110)	$(204)	$(84)

Equity accounted income reflects our share of the net income recorded by Norbord, Fraser Papers and Falconbridge. The decline relative to 2005 is due to the sale of our investment in Falconbridge during that year, and also reflects our share of losses incurred by Fraser Papers, which totalled $9 million in the quarter versus $3 million for the same period last year. Norbord realized prices in 2006 that, while very favourable, were lower compared to the same period in 2005 during which time prices were particularly strong. Our share of Norbord’s earnings was $12 million in the quarter compared with $21 million in the same period in 2005.
Depreciation and amortization prior to non-controlling interests increased to $127 million from $92 million during the second quarter of 2006. The increase is due to the acquisition of additional operating assets since the beginning of 2005.
Future income taxes and other provisions decreased to $16 million from $121 million during the second quarter of 2006 and are summarized in the following table:

	Three Months Ended		Six Months Ended
PERIODS ENDED JUNE 30 (MILLIONS)	2006	2005 [1]	2006	2005 [1]

Future income taxes	$65	$128	$128	$162
Revaluation gains and losses
Interest rate contracts	(24)	24	(40)	16
Norbord exchangeable debentures	(46)	(35)	(50)	(36)
Tax effect of revaluation gains and losses	21	4	29	7

	$16	$121	$67	$149

[1]	2005 includes tax expense associated with the monetization of an investment
We record non-cash tax provisions as required under GAAP, which reflect changes in the carrying value of our tax shield during the period, and tax provisions in respect of the non-cash equity earnings. Brookfield has access to significant tax shields as a result of the nature of our asset base, and we do not expect to incur any meaningful cash tax liability in the near future, other than in our U.S. home building operations which, because they are owned separately, do not enjoy the benefits of tax shields from our other U.S. operations. The recovery in the current year includes a one time charge of $25 million representing the impact of lower income tax rates on the carrying value of tax losses. The 2005 results include non-cash tax provisions of $102 million in respect of the Falconbridge disposition and $10 million in respect of equity earnings from Falconbridge during the second quarter, and $23 million during the first six months.
Revaluation gains and losses include the impact of revaluing fixed rate financial contracts that we maintain in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. Accounting rules require that we revalue certain of these contracts each period even if the corresponding assets are not revalued. During the quarter we recorded a revaluation gain of $24 million. It is important to note that the corresponding change in the value of our long duration interest sensitive assets is not reflected in earnings.
Similarly, we are required to revalue debentures issued by us that are exchangeable into 20 million Norbord common shares, owned by us to reflect changes in the Norbord share price during the period, resulting in a revaluation gain of $46 million. We record our share of Norbord’s earnings relating to the corresponding shares under Equity Accounted Income from Investments but do not otherwise reflect the change in market value of these shares in current earnings.
26	Brookfield Asset Management | Q2 / 2006 Interim Report

Disposition of Falconbridge
We recognized a gain of $565 million on the partial monetization of our investment in Falconbridge during the second quarter of 2005. The disposition gave rise to $102 million in non-cash tax provisions. We also recorded equity income of $55 million during the second quarter representing our share of Falconbridge earnings less $10 million of associated non-cash tax provisions for a combined contribution from Falconbridge in that period of $508 million.
Consolidated Statement OF Cash Flows
The following table summarizes the company’s cash flows as set forth in the consolidated statement of cash flows:

	Three Months Ended June 30		Six Months Ended June 30
MILLIONS	2006	2005	2006	2005

Cash flow from operations	$267	$199	$574	$354
Net change in non-cash working capital balances and other	33	(40)	(64)	90

Operating activities	300	159	510	444
Financing activities	962	1,168	1,503	1,128
Investing activities	(1,496)	(1,197)	(2,288)	(1,302)

Increase (decrease) in cash and cash equivalents	$(234)	$130	$(275)	$270

Operating Activities
Cash flow from operating activities consists of operating cash flows, which is described in detail elsewhere in this report, adjusted for changes in non-cash working capital balances which fluctuate from quarter to quarter.
Financing Activities
Financing activities generated $962 million of cash during the second quarter of 2006 compared with $1,168 million during the same period in 2005. Commercial paper borrowings were reduced by approximately $381 million during the period, with the proceeds from the monetization of financial assets which was offset by the issuance of new property mortgages and investment partners provided $856 million of capital principally in respect of the Transelec purchase. The comparable quarter in 2005 included a number of financing initiatives including the issuance of property specific debt and co-investor equity upon the formation of the Island Timber Fund.
Investing Activities
We invested net capital of $1,496 million on a consolidated basis during the second quarter of 2006 compared with $1,197 million during the same period in 2005. Areas of investment included property and power as well as $1,709 million representing the total equity and debt invested in the Transelec purchase by us and our partners. We received net proceeds from financial assets of $535 million, due principally to the redemption of Falconbridge preferred shares during the quarter and also syndicated or recovered bridge loan positions resulting in approximately $300 million from securities and loans. The major investment in the second quarter of 2005 was the acquisition of timberlands by the Island Timberlands Fund for $775 million.
Brookfield Asset Management | Q2 / 2006 Interim Report    27

Reconciliation OF Segmented Disclosure TO Consolidated Financial Statements
The following tables present a reconciliation of our segmented disclosure, which forms the basis of presentation for much of the discussion and analysis in this annual report, to our consolidated financial statements which are prepared and audited in accordance with GAAP:

Balance Sheet	AS AT JUNE 30, 2006
							Cash and
			Trans-	Timber-	Specialty	Invest-	Financial	Other
MILLIONS	Property	Power	mission	lands	Funds	ments	Assets	Assets	Corporate	Consolidated

Assets
Operating assets
Property, plant and equipment
Property	$11,513	$—	$—	$111	$—	$—	$—	$—	$—	$11,624
Power generation	—	4,044	—		—	—	—	—	—	4,044
Timberlands	—	—	—	1,044	—	—	—	—	—	1,044
Transmission infrastructure	—	—	1,930	—	—	—	—	—	—	1,930
Other plant and equipment	—	—	—	—	433	217	—	—	—	650
Securities	267	—	—	—	79	1,484	—	—	—	1,830
Loans and notes receivable	—	—	—	—	425	30	—	—	—	455
Cash and cash equivalents	108	123	80	20	31	139	175	—	—	676
Financial assets	(15)	246	—	—	—	16	1,401	—	—	1,648
Investments	—	—	—	—	107	399	18	—	—	524
Accounts receivable and other	586	821	913	52	382	979	—	1,889	—	5,622

Total assets	$12,459	$5,234	$2,923	$1,227	$1,457	$3,264	$1,594	$1,889	$—	$30,047

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	—	$—	$—	$—	$—	$—	$1,780	1,780
Property specific financing	6,035	2,483	1,511	479	—	—	—	—	—	10,508
Other debt of subsidiaries	1,100	498	589	9	183	63	99	—	647	3,188
Accounts payable and other liabilities	377	530	234	58	229	1,937	372	—	1,389	5,126
Capital securities	—	—	—	—	—	—	—	—	1,651	1,651
Non-controlling interests in net assets	278	232	215	363	157	108	—	—	1,205	2,558
Preferred equity	—	—	—	—	—	—	—	—	515	515
Common equity / net invested capital	4,669	1,491	374	318	888	1,156	1,123	1,889	(7,187)	4,721

Total liabilities and shareholders’ equity	$12,459	$5,234	$2,923	$1,227	$1,457	$3,264	$1,594	$1,889	$—	$30,047

Results from Operations	FOR THE SIX MONTHS ENDED JUNE 30, 2006
								Investment
	Asset					Specialty		Income/
MILLIONS	Management	Property	Power	Transmission	Timberlands	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$123	$—	$—	$—	$—	$—	$—	$—	$—	$123
Revenues Less Direct Operating Costs Property	—	619	—	—	—	—	—	—	—	619
Power generation	—	—	356	—	—	—	—	—	—	356
Timberlands	—	—	—	—	62	—	—	—	—	62
Transmission infrastructure	—	—	—	14	—	—	—	—	—	14
Specialty funds	—	—	—	—	—	68	—	—	—	68
Investment and other income	—	—	—	—	—	—	(10)	184	—	174

	123	619	356	14	62	68	(10)	184	—	1,416

Expenses
Interest	—	178	113	3	12	2	23	—	143	474
Asset management and other operating costs	—	—	—	—	—	—	7	—	148	155
Current income taxes	—	42	—	—	—	—	8	—	1	51
Non-controlling interests	—	37	31	—	13	3	(1)	5	130	218

Net income before the following	123	362	212	11	37	63	(47)	179	(422)	518
Dividends from Norbord	—	—	—	—	—	—	56	—	—	56

Cash flow from operations	123	362	212	11	37	63	9	179	(422)	574
Preferred share dividends	—	—	—	—	—	—	—	—	20	20

Cash flow to common shareholders	$123	$362	$212	$11	$37	$63	$9	$179	$(442)	$554

28	Brookfield Asset Management | Q2 / 2006 Interim Report

Balance Sheet	AS AT DECEMBER 31, 2005
							Cash and
			Trans-	Timber-	Specialty	Invest-	Financial	Other
MILLIONS	Property	Power	mission	lands	Funds	ments	Assets	Assets	Corporate	Consolidated

Assets
Operating assets
Property, plant and equipment
Property	$10,722	$—	$—	$113	$—	$—	$—	$39	$—	$10,874
Power generation	—	3,568	—	—	—	—	—	—	—	3,568
Timberlands	—	—	—	888	—	—	—	—	—	888
Transmission infrastructure	—	—	130	—	—	—	—	—	—	130
Other plant and equipment	—	—	—	—	—	316	—	—	—	316
Securities	267	—	—	—	134	1,571	97	—	—	2,069
Loans and notes receivable	—	—	—	—	241	47	60	—	—	348
Cash and cash equivalents	253	115	2	21	—	143	417	—	—	951
Financial assets	—	187	—	—	—	—	1,984	—	—	2,171
Investments	—	—	—	—	122	473	—	—	—	595
Accounts receivable and other	617	882	24	35	2	836	—	1,752	—	4,148

Total assets	$11,859	$4,752	$156	$1,057	$499	$3,386	$2,558	$1,791	$—	$26,058

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	—	—	$—	$—	$—	$—	$1,620	1,620
Property specific financing	5,881	2,365	100	410	—	—	—	—	—	8,756
Other debt of subsidiaries	1,138	474	—	37	—	110	146	—	605	2,510
Accounts payable and other liabilities	463	491	14	51	—	1,874	282	—	1,386	4,561
Capital securities	—	—	—	—	—	—	—	—	1,598	1,598
Non-controlling interests in net assets	196	225	—	255	—	109	—	—	1,199	1,984
Preferred equity	—	—	—	—	—	—	—	—	515	515
Common equity / net invested capital	4,181	1,197	42	304	499	1,293	2,130	1,791	(6,923)	4,514

Total liabilities and shareholders’ equity	$11,859	$4,752	$156	$1,057	$499	$3,386	$2,558	$1,791	$—	$26,058

Results from Operations	FOR THE SIX MONTHS ENDED JUNE 30, 2005
								Investment
	Asset					Specialty		Income/
MILLIONS	Management	Property	Power	Transmission	Timberlands	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$106	$—	$—	$—	$—	$—	$—	$—	$—	$106
Revenues Less Direct Operating Costs
Property	—	479	—	—	—	—	—	—	—	479
Power generation	—	—	249	—	—	—	—	—	—	249
Timberlands	—	—	—	—	18	—	—	—	—	18
Transmission infrastructure	—	—	—	12	—	—	—	—	—	12
Specialty funds	—	—	—	—	—	25	—	1	—	26
Investment and other income	—	2	—	—	—	—	20	151	—	173

	106	481	249	12	18	25	20	152	—	1,063

Expenses
Interest	—	155	103	3	2	—	22	—	149	434
Asset management and other operating costs	—	—	2	—	—	—	1	—	125	128
Current income taxes	—	34	—	—	—	—	3	—	9	46
Non-controlling interests	—	25	15	—	2	—	1	—	118	161

Net income before the following	106	267	129	9	14	25	(7)	152	(401)	294
Dividends from Falconbridge	—	—	—	—	—	—	24	—	—	24
Dividends from Norbord	—	—	—	—	—	—	52	—	—	52

Cash flow from operations	106	267	129	9	14	25	69	152	(401)	370
Preferred share dividends	—	—	—	—	—	—	—	—	17	17

Cash flow to common shareholders	$106	$267	$129	$9	$14	$25	$69	$152	$(418)	$353

Brookfield Asset Management | Q2 / 2006 Interim Report    29

SUPPLEMENTAL INFORMATION
This supplemental information contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.
Quarterly Results
The eight recently completed quarters are as follows:

	2006		2005				2004
MILLIONS	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenues	$1,405	$1,183	$1,740	$1,368	$1,174	$974	$1,299	$994

Fees earned	$69	$54	$106	$70	$58	$48	$54	$45
Revenues less direct operating costs
Property	337	282	461	270	257	222	335	231
Power generation	156	200	128	92	115	134	64	64
Timberlands	23	39	9	13	14	4	7	3
Transmission infrastructure	7	7	6	6	6	6	3	4
Specialty funds	29	39	11	17	13	13	20	11
Investment and other income	84	90	8	95	98	75	10	111

	705	711	729	563	561	502	493	469

Expenses
Interest	250	224	229	218	235	199	154	154
Asset management and other operating costs	84	71	87	72	63	65	65	52
Current income taxes	37	14	88	28	30	16	46	16
Non-controlling interest in net income before the following	118	100	151	74	78	83	112	74

Net income before the following	216	302	174	171	155	139	116	173
Equity accounted income (loss) from investments	3	(22)	9	34	73	103	62	79
Gains on disposition of investments	—	—	—	785	565	—	—	—
Depreciation and amortization	(127)	(104)	(103)	(102)	(92)	(77)	(79)	(60)
Future income taxes and other provisions	(16)	(51)	5	(180)	(121)	(28)	(67)	(107)
Non-controlling interests in the foregoing items	59	54	66	28	30	28	55	48

Net income	$135	$179	$151	$736	$610	$165	$87	$133

We manage our business with the objective of generating sustainable cash flows that will demonstrate steady growth over the long term. Nevertheless, our financial results vary from quarter to quarter based on the impact of seasonality within certain businesses as well as the impact of specific initiatives.
Fees earned include participation fees and leasing fees that arise from the completion of specific initiatives and represent a meaningful portion of our overall fees at this stage of development of our business. We earned large fees of this nature in both the third and fourth quarters of 2005. We believe that the level of fee revenues will become increasingly stable as we expand the amount of base management fees earned through the growth in assets under management and as the funds mature, resulting in a more diverse range of performance fees.
Within our property operations, core office results tend to be stable quarter over quarter, excluding the impact of property acquisitions or dispositions. Residential operations tend to generate most of the operating cash flow in the second half of the year due to the seasonality of the business in our U.S. markets. We received significant dividends from Canary Wharf in the third and fourth quarters of 2005 that are reflected in cash flow from operations on the following page. Our results for the second quarter of 2006 benefitted from the contributions from new office properties, disposition gains, and a strong contribution from our residential operations.
The contribution from power generation varies with water flows and prices for electricity: both of which are seasonal in nature. The results are typically strongest in the first quarter of each year as both prices and water flows are high relative to the balance of the year. The 2006 results reflect improved water flows and a larger installed capacity base due to newly acquired facilities and selective developments.
Revenues from timberlands and transmission infrastructure are expected to remain relatively stable through the year with our recently acquired Transelec transmission operations contributing from the third quarter of 2006 onward. Returns from our specialty funds, investments and financial assets will vary as a result of any disposition gains or other income realizations. Disposition gains are, by their nature, difficult to predict however the dynamic nature of our asset base gives rise to opportunities to realize gains with relative frequency.
30	Brookfield Asset Management | Q2 / 2006 Interim Report

The eight recently completed quarters of cash flow from operations are as follows:

	2006		2005				2004
MILLIONS, EXCEPT PER SHARE AMOUNTS	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net income before the following	$216	$302	$174	$171	$155	$139	$116	$173
Dividends from Falconbridge	—	—	—	—	12	12	12	11
Dividends from Norbord	51	5	5	5	48	4	5	4
Dividends from Canary Wharf	—	—	73	110	—	—	—	—

Cash flow from operations and gains	267	307	252	286	215	155	133	188
Preferred share dividends	10	10	10	8	9	8	7	6

Cash flow to common shareholders	$257	$297	$242	$278	$206	$147	$126	$182

Common equity – book value	$4,721	$4,663	$4,514	$4,586	$3,872	$3,411	$3,277	$3,229
Common shares outstanding [1]	386.8	386.6	386.4	391.7	390.3	389.3	388.1	387.0
Per common share [1]
Cash flow from operations	$0.64	$0.75	$0.61	$0.69	$0.52	$0.37	$0.33	$0.47
Net income	0.31	0.43	0.36	1.82	1.51	0.39	0.20	0.32
Dividends	0.16	0.10	0.10	0.10	0.10	0.09	0.09	0.09
Book value	12.46	12.29	11.81	11.83	10.05	8.91	8.51	8.36
Market trading price (NYSE)	40.62	36.71	33.55	31.07	25.44	25.17	24.01	20.13
Market trading price (TSX) – C$	44.86	42.85	39.07	36.09	33.20	30.47	28.77	25.42

1	Adjusted to reflect three-for-two stock split
Contractual Obligations and Guarantees
Our annual report contains a table and description of our contractual obligations, which consist largely of long term financial obligations, as well as commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.
The company recently signed a definitive agreement to acquire all of the shares of Trizec Properties Inc. In connection with the Merger Agreement, Brookfield has guaranteed the payment obligations that arise under the Merger Agreement, in an amount, in the aggregate not to exceed $1.1 billion. We expect to syndicate all but approximately $400 million of the total capital requirement to our investment partners.
Corporate Dividends
The distributions paid by Brookfield on outstanding securities during the first six months of 2006 and the same period in 2005 and 2004 are as follows:

	Distribution per Security
	2006	2005	2004

Class A Common Shares [1]	$0.26	$0.19	$0.18
Class A Preferred Shares
Series 1 [2]	—	—	0.25
Series 2	0.41	0.30	0.27
Series 3 [3]	—	1,050.45	886.73
Series 4 + Series 7	0.41	0.30	0.27
Series 8	0.50	0.35	0.29
Series 9	0.62	0.57	0.53
Series 10	0.63	0.58	0.54
Series 11	0.60	0.55	0.51
Series 12	0.59	0.54	0.50
Series 13	0.41	0.30	—
Series 14	1.42	1.08	—
Series 15	0.46	0.30	—
Preferred Securities
Due 2050	0.92	0.84	0.78
Due 2051	0.91	0.84	0.77

1	Adjusted to reflect three-for-two stock split

2	Redeemed July 30, 2004

3	Redeemed November 8, 2005
Brookfield Asset Management | Q2 / 2006 Interim Report       31

Related Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. There were no such transactions, individually or in aggregate, that were material to the overall operations.
Additional Share Data
Issued and Outstanding Common Shares
During the six months ended June 30, 2006 and the year ended December 31, 2005, the number of issued and outstanding common shares changed as follows:

	June 30	December 31
MILLIONS	2006 [1]	2005 [1]

Outstanding at beginning of year	386.4	388.1
Issued (repurchased)
Dividend reinvestment plan	—	—
Management share option plan	0.4	2.3
Conversion of debentures and minority interests	—	1.9
Issuer bid purchases	—	(5.9)

Outstanding at end of period	386.8	386.4
Unexercised options	20.6	18.9

Total diluted common shares	407.4	405.3

[1]	Adjusted to reflect three-for-two stock split
Basic and Diluted Earnings Per Share
The components of basic and diluted earnings per share for the second quarter of 2006 and 2005 are summarized in the following table:

	Three Months Ended		Six Months Ended
PERIODS ENDED JUNE 30 (MILLIONS)	2006	2005 [1]	2006	2005 [1]

Net income	$146	$610	$325	$775
Preferred share dividends	(10)	(9)	(20)	(17)

Net income available for common shareholders	$136	$601	$305	$758

Weighted average	387	389	387	389
Dilutive effect of the conversion of notes and options using treasury stock method	11	10	11	10

Common shares and common share equivalents	398	399	398	399

1	Share numbers adjusted to reflect three-for-two stock split

Brian D. Lawson	Bryan K. Davis
Managing Partner and Chief Financial Officer	Managing Partner, Finance
August 3, 2006
32	Brookfield Asset Management | Q2 / 2006 Interim Report

Consolidated Financial Statements
Consolidated Statement of Income

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
MILLIONS, EXCEPT PER SHARE AMOUNTS	2006	2005	2006	2005

Total revenues	$1,405	$1,174	$2,588	$2,148

Fees earned	$69	$58	$123	$106
Revenues less direct operating costs
Property	337	257	619	479
Power generation	156	115	356	249
Timberlands	23	14	62	18
Transmission infrastructure	7	6	14	12
Specialty funds	29	13	68	26

	621	463	1,242	890
Investment and other income	84	77	174	152
Disposition gains	—	21	—	21

	705	561	1,416	1,063
Expenses
Interest	250	235	474	434
Asset management and other operating costs	84	63	155	128
Current income taxes	37	30	51	46
Non-controlling interests in net income before the following	118	78	218	161

	216	155	518	294
Other items
Equity accounted income (loss) from investments	3	73	(19)	176
Gain on disposition of investment	—	565	—	565
Depreciation and amortization	(127)	(92)	(231)	(169)
Future income taxes and other provisions	(16)	(121)	(67)	(149)
Non-controlling interests in the foregoing items	59	30	113	58

Net income	$135	$610	$314	$775

Net income per common share [1]
Diluted	$0.31	$1.51	$0.74	$1.90
Basic	$0.32	$1.54	$0.76	$1.95

1	Adjusted to reflect three-for-two stock split.
Consolidated Statement of Retained Earnings

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
MILLIONS	2006	2005	2006	2005

Retained earnings, beginning of period	$3,452	$2,057	$3,321	$1,944
Net income	135	610	314	775
Shareholder distributions — Preferred equity	(10)	(9)	(20)	(17)
— Common equity	(60)	(38)	(98)	(75)
Amount paid in excess of the book value of common shares purchased for cancellation	—	—	—	(7)

Retained earnings, end of period	$3,517	$2,620	$3,517	$2,620

Brookfield Asset Management | Q2 / 2006 Interim Report       33

Consolidated Statement of Cash Flows

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
MILLIONS	2006	2005	2006	2005

Operating activities
Net income	$135	$610	$314	$775
Adjusted for the following non-cash items
Depreciation and amortization	127	92	231	169
Future income taxes and other provisions	16	121	67	149
Gain on disposition of Falconbridge	—	(565)	—	(565)
Non-controlling interest in non-cash items	(59)	(30)	(113)	(58)
Excess of equity income over dividends received	48	(29)	75	(116)

	267	199	574	354
Net change in non-cash working capital balances and other	33	(40)	(64)	90

	300	159	510	444

Financing activities
Corporate borrowings, net of repayments	(381)	193	142	166
Property specific mortgages, net of repayments	512	588	624	701
Other debt of subsidiaries, net of repayments	(13)	136	(104)	56
Capital provided by non-controlling interests	856	263	856	263
Common shares and equivalents repurchased, net of issuances	8	(1)	5	(12)
Common shares of subsidiaries repurchased, net of issuances	(27)	(14)	(35)	(45)
Undistributed non-controlling interests of cash flow	77	51	133	91
Shareholder distributions	(70)	(48)	(118)	(92)

	962	1,168	1,503	1,128

Investing activities
Investment in or sale of operating assets, net
Property	(382)	(138)	(424)	(263)
Power generation	(242)	(132)	(409)	(201)
Timberlands	(2)	(775)	(3)	(775)
Transmission infrastructure	(1,709)	(12)	(1,719)	(40)
Securities and loans	316	(164)	(270)	(135)
Financial assets	535	24	553	112
Other property, plant and equipment	(12)	—	(16)	—

	(1,496)	(1,197)	(2,288)	(1,302)

Cash and cash equivalents
Increase (decrease)	(234)	130	(275)	270
Balance, beginning of period	910	544	951	404

Balance, end of period	$676	$674	$676	$674

34	Brookfield Asset Management | Q2 / 2006 Interim Report

Consolidated Balance Sheet

	(UNAUDITED)
	June 30	December 31
MILLIONS	2006	2005

Assets
Cash and cash equivalents	$676	$951
Financial assets	1,648	2,171
Investments	524	595
Accounts receivable and other	5,622	4,148
Operating assets
Property, plant and equipment	19,292	15,776
Securities	1,830	2,069
Loans and notes receivable	455	348

	$30,047	$26,058

Liabilities and shareholders’ equity
Non-recourse borrowings
Property specific mortgages	$10,508	$8,756
Subsidiary borrowings	3,188	2,510
Corporate borrowings	1,780	1,620
Accounts payable and other liabilities	5,126	4,561
Capital securities	1,651	1,598
Non-controlling interests in net assets	2,558	1,984
Shareholders’ equity
Preferred equity	515	515
Common equity	4,721	4,514

	$30,047	$26,058

Brookfield Asset Management | Q2 / 2006 Interim Report       35

Notes to Consolidated Financial Statement – Unaudited
1.	SUMMARY OF ACCOUNTING POLICIES
The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc. (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements.
     The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).
     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
2.	FUTURE ACCOUNTING POLICY CHANGES
The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time.
     On January 27, 2005, the CICA issued the following three new accounting standards: Handbook Section 1530, “Comprehensive Income,” Handbook Section 3855, “Financial Instruments – Recognition and Measurement,” and Handbook Section 3865, “Hedges.” These standards will take effect on January 1, 2007
(i)	Comprehensive Income, CICA Handbook Section 1530
As a result of adopting this standard, a new category, Accumulated Other Comprehensive Income, will be added to Shareholders’ Equity on the Consolidated Balance Sheets. Major components for this category will include: unrealized gains and losses on financial assets classified as available-for-sale; unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations; and changes in the fair value of the effective portion of cash flow hedging instruments.
(ii) Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855
Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity; Loans and Receivables; Held-for-trading; or Available-for-sale. Financial assets and liabilities held for trading will be measured at fair value with gains and losses recognized in Net Income. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in Other Comprehensive Income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.
(iii)	Hedges, CICA Handbook Section 3865
This new standard now specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges on a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk which are recognized in Net Income and are offset by changes in the fair value of the derivative to the extent that the hedging relationship is effective, which are also recognized in Net Income. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in Other Comprehensive Income. The ineffective portion will be recognized in Net Income. The amounts recognized in Accumulated Other Comprehensive Income will be recorded in or recognized as Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in Other Comprehensive Income, whereas they are currently recognized in the company’s Cumulative Translation Account.
36	Brookfield Asset Management | Q2 / 2006 Interim Report

(iv)	Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgement that depends on the relevant facts and circumstances.
(v)	Conditional Asset Retirement Obligations, Emerging Issues Committee Abstract 159
In December 2005, the Emerging Issues Committee issued Abstract No. 159 “Conditional Asset Retirement Obligations” (“EIC 159”). This EIC requires an entity to recognize the fair value of a legal obligation to perform asset retirement activities, even though the timing and/or method of settlement may be uncertain.
3.	Acquisitions
During the first quarter, the company completed the acquisition of four hydroelectric generating facilities with a total capacity of 50 megawatts located in Ontario for approximately $197 million, including assumed liabilities. In the quarter, the company completed the acquisition of two hydroelectric generating stations totalling 39 megawatts in Maine for approximately $146 million including assumed liabilities.
During the quarter, the company acquired two buildings in the Washington D.C. area for $230 million. The buildings are 100% leased to the U.S. Government and are the headquarters of the Transportation Security Administration. In June 2006, the company signed a definitive agreement to acquire all of the shares of Trizec Properties Inc. (“Trizec”), and Trizec Canada Inc., for a combined equity value of $4.8 billion. The Trizec portfolio consists of 61 high-quality office properties totalling 40 million square feet. The company is joined by a partner in the acquisition and as a result will be responsible for managing and operating 18.5 million square feet of the portfolio. The acquisition is expected to close in the fourth quarter of 2006.
In addition, the company completed the acquisition of Transelec on June 30, 2006, which included over 8,000 kilometers of transmission lines and 51 substations in Chile for approximately $2.5 billion, including assumed liabilities. The acquisition resulted in goodwill of approximately $600 million.
At June 30, 2006 the following summarized balance sheet has been consolidated into Brookfield’s financial statements:

June 30
MILLIONS	2006

Assets
Cash, accounts receivable and other	$367
Goodwill	595
Property, plant and equipment	1,793

2,755
Liabilities
Accounts payable	(223)
Property specific borrowings	(1,408)
Co-investor debt capital	(590)
Co-investor equity capital	(215)

Net assets	$319

Brookfield Asset Management | Q2 / 2006 Interim Report       37

4. Investments
The company completed the financial restructuring of Stelco at the end of the first quarter resulting in a 37% equity interest. Brookfield will commence recording its share of Stelco’s earnings in the third quarter of 2006.
5. Guarantees and Commitments
In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
The company recently signed a definitive agreement to acquire all of the shares of Trizec Properties Inc. In connection with the Merger Agreement, Brookfield has guaranteed the payment obligations that arise under the Merger Agreement, in an amount, in the aggregate not to exceed $1.1 billion. We expect to syndicate all but approximately $400 million of the total capital requirement to our investment partners.
6. Common Equity
The company’s common equity is comprised of the following:

	(UNAUDITED)
	June 30	December 31
MILLIONS	2006	2005

Class A and B common shares	$1,203	$1,199
Retained earnings	3,517	3,321
Cumulative translation adjustment	1	(6)

Common equity	$4,721	$4,514

SHARES OUTSTANDING (MILLIONS)
Class A and B common shares issued	386.8	386.4
Unexercised options	20.6	18.9

Total fully diluted common shares	407.4	405.3

The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the asset of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common stock share equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common stock is diluted.
7. Stock-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.
Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date.
38     Brookfield Asset Management | Q2 / 2006 Interim Report

During the first six months of 2006, the company granted 2.2 million stock options at an average exercise price of C$41.03 per share, which was equal to the market price at the close of business on the day prior to the grant date. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 17% volatility, a weighted average expected dividend yield of 1.2% annually and an interest rate of 3.9%.
8. Future Income Taxes and Other Provisions
The following table provides a breakdown of future income taxes and other provisions:

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
MILLIONS	2006	2005	2006	2005

Future income taxes	$65	$128	$128	$162
Other provisions, net of taxes	(49)	(7)	(61)	(13)

	$16	$121	$67	$149

9. Segmented and Other Information
Revenue and assets by geographic segments are as follows:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
UNAUDITED	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006	Dec. 31, 2005
MILLIONS	Revenue	Revenue	Revenue	Revenue	Assets	Assets

United States	$574	$617	$1,222	$1,172	$12,843	$12,633
Canada	595	344	959	664	10,663	9,463
International	236	213	407	312	6,541	3,962

	$1,405	$1,174	$2,588	$2,148	$30,047	$26,058

Revenue, net income and assets by reportable segments are as follows:

	Operations								Assets
	Three months ended		Three months ended		Six months ended		Six months ended		June 30	Dec. 31
	June 30, 2006		June 30, 2005		June 30, 2006		June 30, 2005		2006	2005
UNAUDITED		Net		Net		Net		Net
MILLIONS	Revenue	Income	Revenue	Income	Revenue	Income	Revenue	Income

Property	$713	$21	$751	$47	$1,354	$62	$1,289	$83	$11,624	$10,874
Power Generation	227	65	210	56	493	148	414	115	4,044	3,568
Timberlands	69	5	45	2	109	37	69	4	1,044	888
Transmission infrastructure	10	2	13	4	20	3	29	6	1,930	130
Specialty Funds	85	31	5	1	137	76	20	14	1,457	480

	1,104	124	1,024	110	2,113	326	1,821	222	20,099	15,940

Investment income and other, cash interest and other cash expenses	301	(38)	150	554	475	(30)	327	533	9,948	10,118

	$1,405	86	$1,174	664	$2,588	296	$2,148	755	$30,047	$26,058

Equity accounted earnings, depreciation, taxes and other non-cash items		49		(54)		18		20

Net income		$135		$610		$314		$775

Cash taxes paid for the six month period were $56 million (2005 – $49 million) and are included in other cash expenses. Cash interest paid totalled $468 million (2005 – $463 million).
10. Investment in Falconbridge
During the second quarter of 2005 the company recognized a gain of $463 million on the partial monetization of its investment in Falconbridge, which is net of an associated tax provision of $102 million. The company also received $55 million of equity income from investment during that period ($45 million net of tax) and $126 million of equity income for the first six months of 2005 ($103 million net of tax). The company sold virtually all of its remaining investment in Falconbridge during the third quarter of 2005.
Brookfield Asset Management | Q2 / 2006 Interim Report     39

Note: This Interim Report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
This Interim Report to shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results.
40     Brookfield Asset Management | Q2 / 2006 Interim Report

Brookfield Asset Management | Q2 / 2006 Interim Report      41

Shareholder Information
Shareholder Enquiries
Shareholder enquiries are welcomed and should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brookfield.com. Alternatively shareholders may contact the company at the following location:

Brookfield Asset Management Inc.
Suite 300, BCE Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone:	416-363-9491
Facsimile:	416-365-9642
Web Site:	www.brookfield.com
E-Mail:	enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or
1-800-387-0825 (Toll free throughout North America)
Facsimile:	416-643-5501
Web Site:	www.cibcmellon.com
Investor Relations and Communications
We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and web archived events.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.
The text of the company’s 2005 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividend Reinvestment Plan
Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.
The Dividend Reinvestment Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.
Stock Exchange Listings

	Outstanding at June 30, 2006		Symbol	Stock Exchange
Class A Common Shares	386,744,126	[1]	BAM, BAM.A	New York, Toronto
Class A Preference Shares
Series 2	10,465,100		BAM.PR.B	Toronto
Series 4	2,800,000		BAM.PR.C	Toronto
Series 8	1,049,792		BAM.PR.E	Toronto
Series 9	2,950,208		BAM.PR.G	Toronto
Series 10	10,000,000		BAM.PR.H	Toronto
Series 11	4,032,401		BAM.PR.I	Toronto
Series 12	7,000,000		BAM.PR.J	Toronto
Series 13	9,999,000		BAM.PR.K	Toronto
Series 14	665,000		BAM.PR.L	Toronto
Preferred Securities
8.35%	5,000,000		BAM.PR.S	Toronto
8.30%	5,000,000		BAM.PR.T	Toronto

1	Following the three-for-two stock split implemented in April 2006
Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12 and 13	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
Preferred Securities 2
8.35% and 8.30%	15th day of March, June, September and December	Last day of March, June, September and December

1	All dividend payments are subject to declaration by the Board of Directors 2 Interest payments
42     Brookfield Asset Management | Q2 / 2006 Interim Report

Brookfield Asset Management Inc. www.brookfield.com NYSE/TSX: BAM
Corporate Offices

Toronto – Canada	New York – United States	London – United Kingdom
Suite 300, BCE Place	Three World Financial Center	20 Canada Square
181 Bay Street, Box 762	200 Vesey Street, 11th Floor	Canary Wharf
Toronto, Ontario M5J 2T3	New York, New York 10281-0221	London E14 5NN
T 416-363-9491	T 212-417-7000	T 44 (0) 20-7078-0220
F 416-365-9642	F 212-417-7196	F 44 (0) 20-7078-0221

Brasilia – Brazil
SHIS, Q1 15, Conjunto 05, Casa 02/04
Lago Sul – Brasilia
Distrito Federal CEP: 71.635-250
T 55 (61) 2323-9100
F 55 (61) 2323-9198